Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2023 and for the six and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 91, beginning on July 1, 2023

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 594,174,957 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 594

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 228,670,718 shares

Voting stock (direct and indirect equity interest): 38.88% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	594,174,957 (**)	594

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CCL	Cash settlement
CNV	Securities Exchange Commission (Argentina)
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Quality	Quality Invest S.A.
RECPAM	Result from exposure to changes in the purchasing power of the currency

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of December 31, 2023 and June 30, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	8	1,338,383	1,211,719
Property, plant and equipment	9	414,245	300,809
Trading properties	10	13,415	12,472
Intangible assets	11	40,618	20,599
Group of assets held for sale		2,458	-
Right-of-use assets	12	52,189	38,728
Biological assets	13	20,248	19,230
Investment in associates and joint ventures	7	88,152	82,006
Deferred income tax assets	21	8,869	2,951
Income tax credit		24	46
Restricted assets	15	3,718	2,484
Trade and other receivables	16	93,767	69,668
Investment in financial assets	15	6,662	4,267
Derivative financial instruments	15	1,258	809
Total non-current assets		2,084,006	1,765,788
Current assets
Trading properties	10	371	298
Biological assets	13	73,587	38,634
Inventories	14	74,871	58,313
Income tax credit		932	2,364
Trade and other receivables	16	228,050	160,829
Investment in financial assets	15	121,446	90,563
Derivative financial instruments	15	8,676	12,735
Cash and cash equivalents	15	101,794	80,468
Total current assets		609,727	444,204
TOTAL ASSETS		2,693,733	2,209,992
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		474,903	429,922
Non-controlling interest		667,581	562,346
TOTAL SHAREHOLDERS' EQUITY		1,142,484	992,268
LIABILITIES
Non-current liabilities
Trade and other payables	18	30,998	25,327
Borrowings	20	482,015	329,324
Deferred income tax liabilities	21	444,373	399,819
Provisions	19	19,635	13,362
Payroll and social security liabilities		707	701
Lease liabilities		57,254	36,859
Derivative financial instruments	15	46	96
Total non-current liabilities		1,035,028	805,488
Current liabilities
Trade and other payables	18	224,509	166,124
Borrowings	20	258,603	212,249
Provisions	19	1,622	1,789
Payroll and social security liabilities		8,694	14,040
Income tax liabilities		6,681	3,414
Lease liabilities		14,093	12,045
Derivative financial instruments	15	2,019	2,575
Total Current liabilities		516,221	412,236
TOTAL LIABILITIES		1,551,249	1,217,724
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2,693,733	2,209,992

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Revenues	22	204,745	210,149	101,239	101,073
Costs	23	(116,197)	(123,626)	(51,859)	(53,843)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(377)	(7,765)	3,145	(2,545)
Changes in the net realizable value of agricultural products after harvest		6,924	1,423	4,466	478
Gross profit		95,095	80,181	56,991	45,163
Net gain/ (loss) from fair value adjustment of investment properties	8	139,697	(89,946)	(15,026)	(65,804)
Gain from disposal of farmlands		4,223	1,761	4,181	1,670
General and administrative expenses	24	(16,204)	(20,671)	(12,671)	(10,726)
Selling expenses	24	(16,298)	(13,471)	(7,556)	(7,085)
Other operating results, net	25	5,510	(6,857)	654	(11,299)
Management fees		(5,638)	(3,807)	1,335	(2,247)
Profit/ (loss) from operations		206,385	(52,810)	27,908	(50,328)
Share of profit/ (loss) of associates and joint ventures	7	19,873	2,528	16,984	(507)
Profit/ (loss) before financial results and income tax		226,258	(50,282)	44,892	(50,835)
Finance income	26	8,662	3,419	4,774	2,012
Finance cost	26	(18,679)	(36,649)	(8,655)	(23,098)
Other financial results	26	(124,628)	24,085	(119,120)	12,097
Inflation adjustment	26	68,277	36,540	53,721	13,349
Financial results, net	26	(66,368)	27,395	(69,280)	4,360
Profit/ (loss) before income tax		159,890	(22,887)	(24,388)	(46,475)
Income tax	21	(37,685)	82,794	25,542	87,272
Profit for the period		122,205	59,907	1,154	40,797

Other comprehensive income/ (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from associates and joint ventures (i)		137,233	(9,096)	148,006	8,191
Revaluation surplus/ (deficit)		1,056	974	396	(665)
Total other comprehensive income/ (loss) for the period		138,289	(8,122)	148,402	7,526
Total comprehensive income for the period		260,494	51,785	149,556	48,323
Profit/ (loss) for the period attributable to:
Equity holders of the parent		48,800	32,929	(13,711)	20,252
Non-controlling interest		73,405	26,978	14,865	20,545
Total comprehensive income attributable to:
Equity holders of the parent		98,388	30,161	39,185	23,146
Non-controlling interest		162,106	21,624	110,371	25,177
Profit/ (loss) for the period per share attributable to equity holders of the parent (ii):
Basic		82.42	55.73	(23.16)	34.28
Diluted		69.91	47.67	(23.16)	29.32

(i)
The components of other comprehensive (loss)/ income do not generate an impact on income tax.
(ii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2023
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	113,036	10,552	140,280	(7,919)	10,847	93,087	69,446	429,922	562,346	992,268
Profit for the period	-	-	-	-	-	-	-	-	48,800	48,800	73,405	122,205
Other comprehensive income for the period	-	-	-	-	-	-	-	49,588	-	49,588	88,701	138,289
Total comprehensive income for the period	-	-	-	-	-	-	-	49,588	48,800	98,388	162,106	260,494
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	4,426	32,802	(37,228)	-	-	-
Repurchase of treasury shares	-	-	-	-	-	-	-	-	-	-	(2,519)	(2,519)
Reserve for share - based payments	-	-	-	-	-	(187)	-	(43)	-	(230)	(422)	(652)
Dividends distribution	-	-	-	-	-	-	-	-	(51,298)	(51,298)	(61,399)	(112,697)
Exercise of warrants (ii)	1	-	5	(76)	2,681	-	-	-	-	2,611	33	2,644
Issuance of shares	1	(1)	-	-	-	(753)	-	753	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(4,490)	-	(4,490)	7,205	2,715
Other changes in shareholders' equity	-	-	-	-	-	-	-	2,488	(2,488)	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	34	34
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	197	197
Balance as of December 31, 2023	588	6	113,041	10,476	142,961	(8,859)	15,273	174,185	27,232	474,903	667,581	1,142,484

(i) Includes ARS 8 of Inflation adjustment of treasury shares as of December 31, 2023. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2023.
(ii) As of December 31, 2023, the remaining warrants to exercise amount to 87,662,070, equivalent to the same number of shares. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended December 31, 2023 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(5,350)	12,295	-	1,091	70,742	14,309	93,087
Other comprehensive income for the period	-	48,792	-	-	-	796	49,588
Total comprehensive income for the period	-	48,792	-	-	-	796	49,588
Assignment of results - Shareholders’ meeting	-	-	32,802	-	-	-	32,802
Issuance of shares	753	-	-	-	-	-	753
Changes in non-controlling interest	-	-	-	-	-	(4,490)	(4,490)
Reserve for share-based payments	192	-	-	-	-	(235)	(43)
Other changes in shareholders' equity	-	-	-	-	2,488	-	2,488
Balance as of December 31, 2023	(4,405)	61,087	32,802	1,091	73,230	10,380	174,185

(i) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	113,028	10,702	139,093	1,013	5,118	2,867	94,269	366,682	554,626	921,308
Profit for the period	-	-	-	-	-	-	-	-	32,929	32,929	26,978	59,907
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,768)	-	(2,768)	(5,354)	(8,122)
Total comprehensive (loss)/ income for the period	-	-	-	-	-	-	-	(2,768)	32,929	30,161	21,624	51,785
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	5,729	95,044	(100,773)	-	-	-
Repurchase of treasury shares	(9)	9	-	-	-	-	-	(5,138)	-	(5,138)	(1,105)	(6,243)
Reserve for share-based payments	-	-	-	-	-	-	-	170	-	170	262	432
Exercise of warrants	-	-	1	(9)	77	-	-	-	-	69	6	75
Changes in non-controlling interest	-	-	-	-	-	-	-	10,320	-	10,320	(15,088)	(4,768)
Dividends distribution	-	-	-	-	-	-	-	-	(13,811)	(13,811)	(22,325)	(36,136)
Other changes in shareholders' equity	-	-	-	-	-	-	-	(759)	-	(759)	(592)	(1,351)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	59	59
Balance as of December 31, 2022	581	11	113,029	10,693	139,170	1,013	10,847	99,736	12,614	387,694	537,467	925,161

(i) Includes ARS 3 of Inflation adjustment of treasury shares as of December 31, 2022. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2022.
(ii) Group’s other reserves for the period ended December 31, 2022 are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(1,625)	5,512	1,091	-	(2,111)	2,867
Other comprehensive (loss)/ income for the period	-	(3,793)	-	-	1,025	(2,768)
Total comprehensive (loss)/ income for the period	-	(3,793)	-	-	1,025	(2,768)
Assignment of results - Shareholders’ meeting	-	-	-	95,044	-	95,044
Repurchase of treasury shares	(5,138)	-	-	-	-	(5,138)
Reserve for share-based payments	-	-	-	-	170	170
Changes in non-controlling interest	-	-	-	-	10,320	10,320
Other changes in shareholders' equity	-	(508)	-	-	(251)	(759)
Balance as of December 31, 2022	(6,763)	1,211	1,091	95,044	9,153	99,736

(i) Includes revaluation surplus.

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the six-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	12.31.2022
Operating activities:
Net cash generated from operating activities before income tax paid	17	51,746	1,436
Income tax paid		(2,979)	(2,591)
Net cash generated from/ (used in) operating activities		48,767	(1,155)
Investing activities:
Proceeds from the sale of participation in joint ventures		13,015	-
Capital contributions to associates and joint ventures		-	(50)
Acquisition and improvement of investment properties		(3,269)	(4,120)
Proceeds from sales of investment properties		19,748	6,627
Acquisitions and improvements of property, plant and equipment		(8,228)	(22,297)
Payment of acquisitions of property, plant and equipment		(21,981)	-
Acquisition of intangible assets		(572)	(255)
Proceeds from sales of property, plant and equipment		26,915	17,560
Dividends collected from associates and joint ventures		245	1,149
Proceeds from loans granted		523	1,134
Acquisitions of investments in financial assets		(140,742)	(41,557)
Proceeds from disposal of investments in financial assets		162,757	59,289
Interest received from financial assets		5,789	174
Payments of derivative financial instruments		87	(523)
Net cash generated from investing activities		54,287	17,131
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		60,593	85,116
Payment of borrowings and non-convertible notes		(68,658)	(106,582)
Obtaining/ (payments) of short term loans, net		29,943	(8,065)
Interest paid		(41,098)	(37,163)
Capital contributions from non-controlling interest in subsidiaries		231	-
Lease liabilities paid		(72)	(308)
Repurchase of treasury shares		(2,519)	(6,243)
Dividends paid		(93,559)	(29,743)
Exercise of warrants		2,644	75
Net cash used in financing activities		(112,495)	(102,913)
Net decrease in cash and cash equivalents		(9,441)	(86,937)
Cash and cash equivalents at the beginning of the period	15	80,468	155,539
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		26,036	4,874
Inflation adjustment		4,731	(6,617)
Cash and cash equivalents at the end of the period	15	101,794	66,859

 The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

Economic context in which the Group operated

The Group operated in an economic context whose main variables have shown strong volatility. The main ones are detailed below:

●
The country ended the year 2023 with a 1.4% decrease in activity, according to preliminary data from INDEC.
●
Accumulated inflation between January 1st and December 31, 2023 reached 211% (CPI).
●
Between these dates, the Argentine peso depreciated nominally against the US dollar, from ARS 180 to ARS 805 per dollar at the end of the period.
●
The monetary authority maintained exchange restrictions established in previous years throughout 2023 to contain the demand for dollars. These restrictions did not prevent meeting all the company's financial and contractual maturities.

On December 10, 2023 a new government took office in Argentina with plans to carry out extensive reforms of laws and regulations.

Among its first measures, the new government issued a Decree of Necessity and Urgency (DNU, by its Spanish acronym) modifying several laws, introducing reforms in the labor market, customs code, and the status of public companies, among others. Although the DNU must be discussed and ratified by at least one chamber of the National Congress, its provisions have been partially in force since December 29, 2023, considering a series of judicial actions that have granted the suspension of certain modifications.

Additionally, the National Congress was called to extraordinary sessions to consider a series of legislative initiatives, including an “Omnibus Law”.

The regulatory and legislative situation as of December 31, 2023, does not substantially differ from that established by the previous government. The company's financial statements should be read considering these circumstances.

The Board of Directors has approved these Financial Statements for issuance on February 8, 2024.

As of December 31, 2023, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2023 prepared in accordance with IFRS Accounting Standards. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements for the interim periods of six months ended December 31, 2023 and 2022 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of December 31, 2023, and for the twelve month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of December 31, 2023 (six months)	As of December 31, 2023 (twelve months)
Price variation	107%	211%

As a consequence of the aforementioned, these financial statements as of December 31, 2023 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2023 and December 31, 2022 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2023 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2023, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of fraction of “Los Pozos” farm

On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the establishment called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, of which USD 1.4 remains to be received, which will be paid in two installments, the last of which is dated September 23, 2025, with a mortgage guarantee for said balance.

Sale of fraction of “El Tigre” farm

On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban property business and investments

“Maple Building" sale

On July 24, 2023, IRSA signed the deed for the sale of all the functional and complementary units of the “Maple Building” located at 664 Suipacha Street in the Autonomous City of Buenos Aires. The price of the operation was USD 6.75 million, of which USD 3 million has been collected in cash, USD 750,000 through the delivery of 3 functional units in a building owned by the buyer at Avenida Córdoba 637 in the Autonomous City of Buenos Aires, with a bailment agreement for 30 months and the remaining balance of USD 3 million will be paid as follows:

- USD 2.5 million in 10 semiannual, equal and consecutive installments of USD 250,000, the first due 24 months from the signing of the deed, with an annual interest of 5%;

- USD 0.5 million through the provision of services by the buyer, which were valued at the CCL exchange rate according to the conditions agreed in the contract.

“261 Della Paolera” floor sale

On August 9, 2023, IRSA signed the deed for the sale of the 9th floor of the "261 Della Paolera" tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires with a total of 1,184 square meters, 10 parking spaces, and 2 complementary units of the same building. The transaction price was approximate USD (MEP) 6.3 million, which had already been paid in ARS.

On October 5, 2023, the transfer deed was signed for the sale of the 25th and 26th floors of the “261 Della Paolera” tower located in the Catalinas neighborhood of the Autonomous City of Buenos Aires for a total of 2,395 square meters, 18 units of garages and 6 complementary units of the same building. The transaction price was approximately USD (MEP) 14.9 million, all of which were paid in full in ARS.

After this transaction, IRSA keeps the property of 4 floors of the building with an approximate leasable area of 4,937 sqm, in addition to parking spaces and other complementary spaces.

Vista al Muelle – Boating Trust transaction

On October 31, 2023, Vista al Muelle S.A. (VAM), a subsidiary of Liveck S.A., sold two of its plots in the department of Canelones (Uruguay) to the Boating Trust for USD 6 million. In the same transaction, the trust sold units in Tower II to VAM for USD 5 million, which VAM used to fully settle its debt with the Chamyan family. The operation resulted in a profit of USD 1 million.

Sale of Quality Investment S.A.

On August 31, 2023, IRSA sold and transferred 100% of its participation in Quality Invest S.A. representing 50% of the share capital. The amount of the transaction amounted to USD 22.9 million, of which USD 21.5 million has been collected together with the transfer of the shares and the balance of USD 1.4 million will be collected after 3 years, accruing an interest of 7% per year.

Ezpeleta land plot Barter Agreement

On December 7, 2023, IRSA has signed a barter agreement transferring the “Ezpeleta land plot” of 46 hectares, located in the district of Quilmes, Buenos Aires province.

The real estate project to be developed on the property consists of a gated community with 330 single-family lots and 6 macro lots for medium-density developments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The transaction price was set at USD 16.4 million and will be paid to IRSA through the delivery of 125 single-family lots of the project and also 40% of the buildable square meters of the multifamily lots of said project.

Additionally, IRSA received the sum of ARS 62.3 million in cash as part of the consideration.

Sale of GCDI common-shares

During the months of November and December 2023, IRSA sold 1,583,560 common-shares of GCDI, equivalent to 0.17% of the capital share, for a total of ARS 25.5 million.

Del Plata Building Trust

On November 10, 2023, IRSA executed a Trust Administration Contract at cost for a project development and construction of a residential building, stores (gastronomic use), and complementary parking spaces, which is subject to fulfillment of certain suspensive conditions detailed below, and in which the Company will have the character of money trustor. Likewise, and as beneficiary of the trust, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, will act as trustee.

The aforementioned trust contract involves the contribution of a building owned by Banco Hipotecario S.A. (“BHSA”), an entity in which the Company holds a significant interest. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. The contribution was made on December 28, 2023.

Finally, it is informed that the trust underlying project has pre-approval for the Microcentro district reconversion regime issued by the Government of the City of Buenos Aires (Law 6508).

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the periods ended December 31, 2023 and 2022:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2023:

	12.31.2023
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	103,563	84,304	187,867	(457)	17,610	(275)	204,745
Costs	(83,400)	(14,866)	(98,266)	56	(17,987)	-	(116,197)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(642)	-	(642)	-	-	265	(377)
Changes in the net realizable value of agricultural products after harvest	6,924	-	6,924	-	-	-	6,924
Gross profit/ (loss)	26,445	69,438	95,883	(401)	(377)	(10)	95,095
Net gain from fair value adjustment of investment properties	955	139,883	140,838	(1,141)	-	-	139,697
Gain from disposal of farmlands	4,223	-	4,223	-	-	-	4,223
General and administrative expenses	(9,350)	(7,042)	(16,392)	54	-	134	(16,204)
Selling expenses	(10,519)	(5,763)	(16,282)	41	-	(57)	(16,298)
Other operating results, net	7,281	(1,842)	5,439	(7)	147	(69)	5,510
Management fees	-	-	-	-	(5,638)	-	(5,638)
Profit/ (loss) from operations	19,035	194,674	213,709	(1,454)	(5,868)	(2)	206,385
Share of (loss)/ profit of associates and joint ventures	(55)	18,970	18,915	958	-	-	19,873
Segment profit/ (loss)	18,980	213,644	232,624	(496)	(5,868)	(2)	226,258

Reportable assets	625,464	1,426,850	2,052,314	3,693	-	637,726	2,693,733
Reportable liabilities (*)	-	-	-	-	-	(1,551,249)	(1,551,249)
Net reportable assets	625,464	1,426,850	2,052,314	3,693	-	(913,523)	1,142,484

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2022:

	12.31.2022
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	114,924	77,591	192,515	(430)	19,032	(968)	210,149
Costs	(90,951)	(13,479)	(104,430)	196	(19,392)	-	(123,626)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(8,012)	-	(8,012)	-	-	247	(7,765)
Changes in the net realizable value of agricultural products after harvest	1,423	-	1,423	-	-	-	1,423
Gross profit/ (loss)	17,384	64,112	81,496	(234)	(360)	(721)	80,181
Net gain/ (loss) from fair value adjustment of investment properties	279	(92,383)	(92,104)	2,158	-	-	(89,946)
Gain from disposal of farmlands	1,761	-	1,761	-	-	-	1,761
General and administrative expenses	(8,390)	(12,517)	(20,907)	63	-	173	(20,671)
Selling expenses	(10,030)	(4,057)	(14,087)	27	-	589	(13,471)
Other operating results, net	2,656	(9,610)	(6,954)	(44)	172	(31)	(6,857)
Management fees	-	-	-	-	(3,807)	-	(3,807)
Profit/ (loss) from operations	3,660	(54,455)	(50,795)	1,970	(3,995)	10	(52,810)
Share of (loss)/ profit of associates and joint ventures	(1,580)	5,409	3,829	(1,295)	-	(6)	2,528
Segment profit/ (loss)	2,080	(49,046)	(46,966)	675	(3,995)	4	(50,282)

Reportable assets	438,418	1,016,712	1,455,130	(5,710)	-	772,794	2,222,214
Reportable liabilities (*)	-	-	-	-	-	(1,297,053)	(1,297,053)
Net reportable assets	438,418	1,016,712	1,455,130	(5,710)	-	(524,259)	925,161

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (377) and ARS (360) corresponding to Expenses and FPC as of December 31, 2023 and 2022, respectively, and ARS 5,638 and ARS 3,807 to management fees, as of December 31, 2023 and 2022.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(*)
The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	70,498	-	-	33,065	103,563
Costs	(62,914)	(66)	-	(20,420)	(83,400)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(642)	-	-	-	(642)
Changes in the net realizable value of agricultural products after harvest	6,924	-	-	-	6,924
Gross profit / (loss)	13,866	(66)	-	12,645	26,445
Net gain from fair value adjustment of investment properties	-	955	-	-	955
Gain from disposal of farmlands	-	4,223	-	-	4,223
General and administrative expenses	(5,173)	(16)	(1,209)	(2,952)	(9,350)
Selling expenses	(7,476)	(39)	-	(3,004)	(10,519)
Other operating results, net	302	5,575	-	1,404	7,281
Profit / (loss) from operations	1,519	10,632	(1,209)	8,093	19,035
Share of profit/ (loss) of associates and joint ventures	1,000	-	-	(1,055)	(55)
Segment profit / (loss)	2,519	10,632	(1,209)	7,038	18,980

Investment properties	-	66,269	-	-	66,269
Property, plant and equipment	378,857	699	-	2,145	381,701
Investments in associates	4,457	-	-	1,935	6,392
Other reportable assets	120,626	2,458	-	48,018	171,102
Reportable assets	503,940	69,426	-	52,098	625,464

	12.31.2022
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	76,043	-	-	38,881	114,924
Costs	(68,651)	(84)	-	(22,216)	(90,951)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(8,012)	-	-	-	(8,012)
Changes in the net realizable value of agricultural products after harvest	1,423	-	-	-	1,423
Gross profit / (loss)	803	(84)	-	16,665	17,384
Net gain from fair value adjustment of investment properties	-	279	-	-	279
Gain from disposal of farmlands	-	1,761	-	-	1,761
General and administrative expenses	(4,310)	(12)	(1,630)	(2,438)	(8,390)
Selling expenses	(7,184)	(12)	-	(2,834)	(10,030)
Other operating results, net	(1,427)	3,429	-	654	2,656
(Loss) / profit from operations	(12,118)	5,361	(1,630)	12,047	3,660
Share of loss of associates and joint ventures	(248)	-	-	(1,332)	(1,580)
Segment (loss) / profit	(12,366)	5,361	(1,630)	10,715	2,080

Investment properties	-	60,734	-	-	60,734
Property, plant and equipment	236,658	1,227	-	1,601	239,486
Investments in associates	3,724	-	-	2,021	5,745
Other reportable assets	83,500	601	-	48,352	132,453
Reportable assets	323,882	62,562	-	51,974	438,418

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	12.31.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	56,210	3,512	4,527	18,871	1,184	84,304
Costs	(2,909)	(284)	(2,459)	(8,410)	(804)	(14,866)
Gross profit	53,301	3,228	2,068	10,461	380	69,438
Net gain/ (loss) from fair value adjustment of investment properties (i)	152,015	466	(12,968)	-	370	139,883
General and administrative expenses	(6,475)	(620)	(2,572)	(2,734)	5,359	(7,042)
Selling expenses	(2,466)	(112)	(1,705)	(1,286)	(194)	(5,763)
Other operating results, net	(549)	(58)	(2,078)	(141)	984	(1,842)
Profit / (Loss) from operations	195,826	2,904	(17,255)	6,300	6,899	194,674
Share of profit of associates and joint ventures	-	-	-	-	18,970	18,970
Segment profit / (loss)	195,826	2,904	(17,255)	6,300	25,869	213,644

Investment and trading properties	534,349	222,074	527,169	-	2,312	1,285,904
Property, plant and equipment	1,221	220	10,611	16,100	1,794	29,946
Investment in associates and joint ventures	-	-	-	-	77,950	77,950
Other reportable assets	820	708	29,985	348	1,189	33,050
Reportable assets	536,390	223,002	567,765	16,448	83,245	1,426,850

(i)
For the six-month period ended December 31, 2023, the net gain from fair value adjustment of investment properties was ARS 139,883. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:
(a)
loss of ARS 8,128 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
(b)
positive impact of ARS 355,318 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
(c)
an increase of 30 basis points in the discount rate used for cash flows and an increase of 15 basis points in the discount rate used for perpetuity, mainly due to an increase in the country-risk rate component and risk-free rate of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 6,565.
(d)
Additionally, due to the impact of the inflation adjustment, ARS 197,934 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
The value of our office buildings and other rental properties measured in real terms decreased by 9.18% during the six-month period ended as of December 31, 2023, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period.

	12.31.2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	49,181	5,092	6,764	15,480	1,074	77,591
Costs	(3,179)	(395)	(1,554)	(7,492)	(859)	(13,479)
Gross profit	46,002	4,697	5,210	7,988	215	64,112
Net loss from fair value adjustment of investment properties	(18,364)	(24,140)	(49,726)	-	(153)	(92,383)
General and administrative expenses	(6,048)	(820)	(2,242)	(2,236)	(1,171)	(12,517)
Selling expenses	(2,283)	(65)	(436)	(1,158)	(115)	(4,057)
Other operating results, net	358	(44)	(9)	(75)	(9,840)	(9,610)
Profit / (Loss) from operations	19,665	(20,372)	(47,203)	4,519	(11,064)	(54,455)
Share of profit of associates and joint ventures	-	-	-	-	5,409	5,409
Segment profit / (loss)	19,665	(20,372)	(47,203)	4,519	(5,655)	(49,046)

Investment and trading properties	285,779	206,983	430,680	-	1,339	924,781
Property, plant and equipment	813	15,088	10,610	14,203	3,338	44,052
Investment in associates and joint ventures	-	-	-	-	36,055	36,055
Other reportable assets	778	707	9,293	187	859	11,824
Reportable assets	287,370	222,778	450,583	14,390	41,591	1,016,712

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Beginning of the period/ year	82,004	79,794
Share capital increase and contributions (Note 27)	-	113
Sale of interest in joint ventures (Note 27)	(14,462)	-
Share of profit	19,873	3,262
Other comprehensive income	976	104
Dividends (Note 27)	(245)	(1,318)
Others	-	49
End of the period/ year (i)	88,146	82,004

(i)
As of December 31, 2023 includes ARS (6) and as of June 30, 2023 includes ARS (2) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income/ (loss)
Name of the entity	12.31.2023	06.30.2023	12.31.2023	06.30.2023	12.31.2023	12.31.2022

New Lipstick	49.96%	49.96%	945	502	327	6
BHSA	29.91%	29.91%	62,256	49,430	12,826	3,893
GCDI (2)	27.94%	27.82%	2,772	3,958	(1,165)	(44)
Quality (1)	-	50.00%	-	14,440	-	(1,526)
La Rural S.A.	50.00%	50.00%	8,595	2,509	6,085	1,585
Other associates and joint ventures	N/A	N/A	13,578	11,165	2,776	(1,386)
Total associates and joint ventures			88,146	82,004	20,849	2,528

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (1)	(*) (46)
BHSA	Argentina	Financing	448,689,072	(**) 1,500	(**) 42,877	(**) 203,407
GCDI (2)	Argentina	Real estate	255,747,035	915	(1,637)	9,918
La Rural S.A.	Argentina	Organization of events	715	1	12,245	16,811

(*) Amounts expressed in dollars under USGAAP.
(**)
Information as of December 31, 2023 according to NIIF.
(1)
The interest held in Quality S.A. was sold on August 31, 2023. See Note 4 to these financial statements.
(2)
See Note 8 to the annual consolidated financial statements as of June 30, 2023.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	12.31.2023		06.30.2023
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period/ year	846,116	365,603	969,871	377,524
Additions	1,264	2,356	6,856	5,603
Disposals	(21,707)	-	(53,646)	-
Transfers	(16,003)	(2)	6,721	1,823
Net (loss)/ gain from fair value adjustment	(8,854)	148,551	(87,381)	(19,417)
Additions of capitalized leasing costs	3	41	28	105
Amortization of capitalized leasing costs (i)	(45)	(60)	(38)	(35)
Currency translation adjustment	21,120	-	3,705	-
Fair value at the end of the period/ year	821,894	516,489	846,116	365,603

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of December 31, 2023 and June 30, 2023:

	12.31.2023	06.30.2023
Leased out farmland	66,268	54,266
Offices and other rental properties	232,388	253,184
Shopping malls (i)	534,344	383,498
Undeveloped parcels of land	503,680	519,532
Properties under development	1,703	1,239
Total	1,338,383	1,211,719

(i)
Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	12.31.2023	12.31.2022
Revenues	81,503	76,326
Direct operating expenses	(24,126)	(24,930)
Development expenses	(409)	(241)
Net unrealized gain/ (loss) from fair value adjustment of investment property (i)	125,545	(93,375)
Net realized gain from fair value adjustment of investment property (ii)	14,152	3,429

(i)
It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques".
(ii)
As of December 31, 2023 corresponds (ARS 9,260) to the realized result from fair value adjustment for the period ((ARS 10,163) for the Ezpeleta land plot barter agreement, ARS 4,114 for the sale of floors in the “261 Della Paolera” building, (ARS 3,206) for the sale of Maple Building and (ARS 5) for the sale of parking spaces in Libertador 498) and ARS 23,412 for realized result from fair value adjustment made in previous years (ARS 11,064 for the Ezpeleta land plot barter agreement, ARS 8,258 for the sale of floors in the “261 Della Paolera” building, ARS 3,977 for the sale of Maple Building and ARS 113 for the sale of parking spaces in Libertador 498). As of December 31, 2022, ARS 193 corresponds to the result for changes in the fair value realized for the period ((ARS 34) for the sale of parking spaces in Libertador 498 and ARS 227 for the sale of floors in the “261 Della Paolera” building) and ARS 3,236 for the result of changes in fair value made in previous years (ARS 149 for the sale of parking spaces in Libertador 498 and ARS 3,087 for the sale of floors in the “261 Della Paolera” building).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA agreed to give in 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, and the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which have already been paid.

In March 2023, Mensura was approved with a proposal for subdivision, fractioning, transfer of streets and public space and we are in the process of deeding the 3 plots and the public park sector that is transferred for consideration.

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

On the judicial front, it should be noted that there are two (2) related judicial processes:

(i)
On October 29, 2021, IRSA was notified of the amparo lawsuit initiated by the Civil Association Observatory of Law in the City in relation to the property, in which it was stated that there were nullities that affected the approval process of the Agreement. Urban Planning (CU). The lawsuit was subsequently expanded, also challenging issues proposed in the CU. IRSA proceeded to answer the claim on November 12, 2021, requesting its rejection, and on March 10, 2022, the court issued a ruling partially granting protection, which was appealed by the Company and the GCBA. On March 6, 2023, the Chamber of Administrative, Tax and Consumer Relations Litigation - Chamber IV decided to revoke the first instance ruling, and consequently reject the claim. Since this ruling was not appealed, the case has concluded favorably for the Company.

(ii)
On October 18, 2023, IRSA was notified of the amparo lawsuit initiated by Messrs. Jonatan Baldiviezo and María Eva Koutsovitis in relation to the property, in which they intend to suspend the holding of the public hearing (which took place in August 2021), extend the registration period for the aforementioned hearing and declare the nullity of the public hearing, in the event that it had already been carried out, based on alleged violations of the right to informed participation in the same and access to environmental information. In this regard, IRSA answered the complaint on November 1, 2023, requesting its rejection. This is based on the fact that the issue was already partially resolved by the trial referred to in point (i), and that all the relevant information for carrying out the approval process of the Urban Planning Agreement was fully provided. The environmental issues of the project must be addressed at the corresponding stage, as established by Law 123. On November 8, 2023, the Public Prosecutor's Office issued an opinion recommending that the action be rejected. As of the current date, the case is pending judgment. Considering the issues discussed in this process, a resolution favorable to the interests of IRSA is expected.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	12.31.2023	06.30.2023
Costs	261,865	21,045	66,855	22,704	13,484	385,953	339,795
Accumulated depreciation	(22,351)	(11,939)	(23,010)	(20,474)	(7,370)	(85,144)	(75,005)
Net book amount at the beginning of the period / year	239,514	9,106	43,845	2,230	6,114	300,809	264,790
Additions	9,102	1,157	2,011	622	777	13,669	53,194
Disposals	(590)	-	(7,014)	(3)	(98)	(7,705)	(15,379)
Currency translation adjustment	95,088	4,039	3,028	(8)	1,892	104,039	13,659
Transfers	11,424	(37)	-	6	-	11,393	(5,316)
Transfers to assets held for sale	(1,575)	-	-	-	-	(1,575)	-
Depreciation charges (ii)	(1,920)	(2,120)	(1,365)	(462)	(518)	(6,385)	(10,139)
Balances at the end of the period / year	351,043	12,145	40,505	2,385	8,167	414,245	300,809
Costs	375,314	26,204	64,880	23,321	16,055	505,774	385,953
Accumulated depreciation	(24,271)	(14,059)	(24,375)	(20,936)	(7,888)	(91,529)	(85,144)
Net book amount at the end of the period / year	351,043	12,145	40,505	2,385	8,167	414,245	300,809

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of December 31, 2023, the depreciation charge has been charged to the line "Costs" for ARS 1,219, "General and administrative expenses" for ARS 555 and "Selling expenses" for ARS 58, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 4,553 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Completed properties	Properties under development	Undeveloped properties	12.31.2023	06.30.2023
Beginning of the period / year	1,228	6,703	4,839	12,770	14,410
Additions	-	189	24	213	655
Currency translation adjustment	-	2,378	-	2,378	30
Transfers	-	-	-	-	(893)
Disposals	(23)	(1,552)	-	(1,575)	(1,432)
End of the period / year	1,205	7,718	4,863	13,786	12,770

Non-current				13,415	12,472
Current				371	298
Total				13,786	12,770

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Goodwill	Information systems and software	Future units to receive under barter transactions and others	12.31.2023	06.30.2023
Costs	2,718	8,719	21,349	32,786	30,144
Accumulated amortization	-	(7,562)	(4,625)	(12,187)	(11,067)
Net book amount at the beginning of the period / year	2,718	1,157	16,724	20,599	19,077
Additions	5	566	4,392	4,963	3,391
Disposals	-	-	(132)	(132)	(378)
Transfers	-	-	15,248	15,248	(412)
Currency translation adjustment	161	183	-	344	41
Amortization charges (i)	-	(336)	(68)	(404)	(1,120)
Balances at the end of the period / year	2,884	1,570	36,164	40,618	20,599
Costs	2,884	9,468	40,857	53,209	32,786
Accumulated amortization	-	(7,898)	(4,693)	(12,591)	(12,187)
Net book amount at the end of the period / year	2,884	1,570	36,164	40,618	20,599

(i)
As of December 31, 2023, amortization charge was recognized in the amount of ARS 155 under "Costs" and in the amount of ARS 249 under "General and administrative expenses" in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets

The Group’s right-of-use assets as of December 31, 2023 and June 30, 2023 are the following:

	12.31.2023	06.30.2023
Farmland	42,192	31,487
Convention center	4,964	5,120
Offices, shopping malls and other buildings	3,172	1,705
Machinery and equipment	1,861	416
Right-of-use assets	52,189	38,728
Non-current	52,189	38,728
Total	52,189	38,728

The depreciation charge of the right of use assets is detailed below:

	12.31.2023	12.31.2022
Farmland	3,864	5,649
Convention center	155	155
Offices, shopping malls and other buildings	370	144
Machinery and equipment	181	96
Depreciation charge of right-of-use assets (i)	4,570	6,044

(i)
As of December 31, 2023, the amortization charge has been allocated ARS 281 within "Costs", ARS 149 in "General and administrative expenses" and ARS 96 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 4,044 were capitalized as part of the cost of biological assets.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the six-month period ended December 31, 2023 and for the year ended June 30, 2023 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	12.31.2023	06.30.2023
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	18,383	3,586	12,950	22,361	347	237	57,864	68,087
Purchases	-	-	-	1,632	-	-	1,632	2,419
Transfers	(503)	503	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	638	(771)	(253)	(98)	-	(484)	(2,783)
Decrease due to harvest	-	(34,183)	(20,627)	-	-	-	(54,810)	(145,421)
Sales	-	-	-	(5,010)	(3)	-	(5,013)	(9,464)
Consumes	-	-	-	(26)	(1)	(27)	(54)	(117)
Costs for the period / year	12,454	36,166	18,184	5,738	-	4	72,546	142,892
Currency translation adjustment	14,339	645	4,837	2,333	-	-	22,154	2,251
Balances at the end of the period / year	44,673	7,355	14,573	26,775	245	214	93,835	57,864
Non-current (Production)	-	-	-	19,848	188	212	20,248	19,230
Current (Consumable)	44,673	7,355	14,573	6,927	57	2	73,587	38,634
Net book amount at the end of the period / year	44,673	7,355	14,573	26,775	245	214	93,835	57,864

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS (351) and ARS (17,093) for the six-month period ended December 31, 2023 and for the fiscal year ended June 30, 2023, respectively; amounts of ARS 1,925 and ARS (10,638), was attributable to price changes, and amounts of ARS (2,276) and ARS (6,455), was attributable to physical changes, respectively.

During the six-month period ended December 31, 2023, there were transfers for ARS 503 between the fair value hierarchies 1 and 3 of sown land-crops. Likewise, there were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS 36,804 and ARS 140,109 for the six-month period ended December 31, 2023 and the year ended June 30, 2023, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of December 31, 2023, and June 30, 2023, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of December 31, 2023 and 2022 are as follows:

	12.31.2023	12.31.2022

Supplies and labors	55,736	69,400
Salaries, social security costs and other personnel expenses	3,481	2,812
Depreciation and amortization	8,597	9,146
Fees and payments for services	171	125
Maintenance, security, cleaning, repairs and others	496	476
Taxes, rates and contributions	62	106
Leases and service charges	39	22
Freights	330	480
Travelling, library expenses and stationery	400	417
Other expenses	3,234	8,791
	72,546	91,775

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Inventories

Breakdown of Group’s inventories as of December 31, 2023 and June 30, 2023 are as follows:

	12.31.2023	06.30.2023
Crops	26,251	26,642
Materials and supplies	47,344	30,841
Sugarcane	928	417
Agricultural inventories	74,523	57,900
Supplies for hotels	348	413
Total inventories	74,871	58,313

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2023 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
December 31, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	223,847	35,292	-	259,139	65,828	324,967
Investment in financial assets:
- Public companies’ securities	-	13,871	-	13,871	-	13,871
- Bonds	-	35,659	-	35,659	-	35,659
- Mutual funds	-	56,518	639	57,157	-	57,157
- Others	2,605	18,816	-	21,421	-	21,421
Derivative financial instruments:
- Commodities options contracts	-	1,605	-	1,605	-	1,605
- Commodities futures contracts	-	361	-	361	-	361
- Foreign-currency options contracts	-	520	-	520	-	520
- Foreign-currency future contracts	-	4,006	-	4,006	-	4,006
- Swaps	-	-	1,076	1,076	-	1,076
- Others	-	2,366	-	2,366	-	2,366
Restricted assets (i)	3,718	-	-	3,718	-	3,718
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	43,962	-	-	43,962	-	43,962
- Short-term investments	-	57,832	-	57,832	-	57,832
Total assets	274,132	226,846	1,715	502,693	65,828	568,521

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities	Non-financial liabilities	Total
December 31, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	184,531	-	184,531	70,976	255,507
Borrowings (Note 20)	740,618	-	740,618	-	740,618
Derivative financial instruments:
- Commodities options contracts	-	1,239	1,239	-	1,239
- Commodities futures contracts	6	793	799	-	799
- Foreign-currency options contracts	-	23	23	-	23
- Foreign-currency future contracts	-	4	4	-	4
Total liabilities	925,155	2,059	927,214	70,976	998,190

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2023 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Subtotal financial assets	Non-financial assets	Total
June 30, 2023
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	152,653	30,690	-	183,343	50,280	233,623
Investment in financial assets:
- Public companies’ securities	-	10,428	-	10,428	-	10,428
- Bonds	-	26,937	1,586	28,523	-	28,523
- Mutual funds	-	51,738	-	51,738	-	51,738
- Others	1,436	2,705	-	4,141	-	4,141
Derivative financial instruments:
- Commodities options contracts	-	432	-	432	-	432
- Commodities futures contracts	-	4,261	-	4,261	-	4,261
- Foreign-currency options contracts	-	570	-	570	-	570
- Foreign-currency future contracts	-	3,664	-	3,664	-	3,664
- Swaps	-	-	577	577	-	577
- Others	-	4,040	-	4,040	-	4,040
Restricted assets (i)	2,484	-	-	2,484	-	2,484
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	19,148	-	-	19,148	-	19,148
- Short-term investments	-	61,320	-	61,320	-	61,320
Total assets	175,721	196,785	2,163	374,669	50,280	424,949

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2023
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	127,572	-	127,572	63,879	191,451
Borrowings (Note 20)	541,573	-	541,573	-	541,573
Derivative financial instruments:
- Commodities options contracts	-	1,674	1,674	-	1,674
- Commodities futures contracts	31	693	724	-	724
- Foreign-currency future contracts	-	261	261	-	261
- Swaps	-	12	12	-	12
Total liabilities	669,176	2,640	671,816	63,879	735,695

(i)
Corresponds to deposits in guarantee and escrows.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2023.

As of December 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2023 and June 30, 2023 are as follows:

	12.31.2023	06.30.2023
Trade, leases and services receivable (*)	211,535	153,319
Less: allowance for doubtful accounts	(3,150)	(3,126)
Total trade receivables	208,385	150,193
Prepayments	40,839	27,513
Borrowings, deposits and others	29,465	19,702
Contributions pending integration	-	94
Guarantee deposits	63	22
Tax receivables	21,545	17,235
Others	21,520	15,738
Total other receivables	113,432	80,304
Total trade and other receivables	321,817	230,497

Non-current	93,767	69,668
Current	228,050	160,829
Total	321,817	230,497

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2023	06.30.2023
Beginning of the period/ year	3,126	4,571
Additions (i)	192	675
Recovery (i)	(116)	(275)
Currency translation adjustment	1,722	781
Used during the year	(3)	(7)
Inflation adjustment	(1,771)	(2,619)
End of the period/ year	3,150	3,126

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2023 and 2022:

	Note	12.31.2023	12.31.2022
Profit for the period		122,205	59,907
Adjustments for:
Income tax	21	37,685	(82,794)
Amortization and depreciation	24	2,867	2,877
Gain from disposal of trading properties		(2,221)	(5,266)
Loss/ (gain) from disposal of property, plant and equipment		1,084	(21)
Realization of currency translation adjustment		-	(888)
Net (gain)/ loss from fair value adjustment of investment properties		(139,697)	89,946
Loss from disposal of subsidiary and associates		865	-
Financial results, net		67,759	(34,867)
Provisions and allowances		(1,035)	15,905
Share of profit of associates and joint ventures	7	(19,873)	(2,528)
Management fees		5,638	3,807
Changes in net realizable value of agricultural products after harvest		(6,924)	(1,423)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(4,940)	2,395
Gain from disposal of farmlands		(4,223)	(1,761)
Changes in operating assets and liabilities:
(Increase)/ decrease in inventories		(3,321)	1,956
(Increase)/ decrease in trading properties		(117)	293
Increase in biological assets		(10)	(159)
Increase in trade and other receivables		(899)	(12,633)
Increase/ (decrease) in trade and other payables		3,833	(21,910)
Decrease in salaries and social security liabilities		(7,172)	(9,504)
Decrease in provisions		(210)	(78)
Decrease in lease liabilities		(1,941)	(3,005)
Net variation in derivative financial instruments		2,391	1,193
Decrease/ (increase) in right of use assets		2	(6)
Net cash generated from operating activities before income tax paid		51,746	1,436

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2023 and 2022:

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	12.31.2023	12.31.2022
Increase in investment properties through an increase in trade and other payables	-	134
Decrease in investment properties through an increase in property, plant and equipment	6,917	31
Currency translation adjustment and other comprehensive results from associates and joint ventures	48,792	3,793
Other changes in shareholders' equity	2,063	10,043
Increase of non-convertible notes through a decrease in non-convertible notes	-	120,708
Decrease in lease liabilities through a decrease in trade and other receivables	28	93
Decrease in property, plant and equipment through an increase in investment properties	4,760	8,844
Increase in shareholders' equity through an increase in investment properties	1,615	1,794
Increase in deferred income tax liabilities through a decrease in shareholders' equity	353	651
Decrease in trading properties through an increase in intangible assets	-	1,037
Decrease in property, plant and equipment through an increase in shareholders' equity	-	545
Decrease in investment properties through an increase in investment in financial assets	-	162
Decrease in investment in financial assets through a decrease in trade and other payables	-	760
Decrease in trade and other receivables through an increase in investment in financial assets	-	22
Increase in property, plant and equipment through an increase in trade and other payables	5,441	15,583
Decrease in property, plant and equipment through an increase in trade and other receivables	1,498	22
Increase in investment in financial assets through an increase in borrowings	276	-
Decrease in shareholders' equity through a decrease in investment in financial assets	-	6,393
Increase in right of use assets through an increase in lease liabilities	9,276	8,744
Increase in intangible assets through a decrease in investment properties	15,248	-
Increase in intangible assets through an increase in trade and other payables	4,391	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	748	-
Decrease in investment properties through an increase in trade and other receivables	1,567	-
Barter transaction investment properties	392	-
Decrease in shareholders' equity through an increase in trade and other payables	19,186	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	2,458	-
Decrease in shareholders' equity through a decrease in trade and other receivables	2,316	-

18.
Trade and other payables

Group’s trade and other payables as of December 31, 2023 and June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Trade payables	126,027	76,014
Advances from sales, leases and services (*)	39,169	33,935
Accrued invoices	9,135	8,111
Deferred income	282	300
Admission fees (*)	16,294	16,886
Deposits in guarantee	454	292
Total trade payables	191,361	135,538
Dividends payable to non-controlling interests	12,423	5,644
Tax payables	15,206	12,755
Director´s Fees	3,163	24,480
Management fees	5,638	6,462
Others	27,716	6,572
Total other payables	64,146	55,913
Total trade and other payables	255,507	191,451

Non-current	30,998	25,327
Current	224,509	166,124
Total	255,507	191,451

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	12.31.2023	06.30.2023
Beginning of period/ year	15,149	2	15,151	3,204
Additions (i)	2,176	-	2,176	16,761
Decreases (i)	(88)	-	(88)	(780)
Participation in the results	-	4	4	(31)
Inflation adjustment	4,160	-	4,160	(3,863)
Currency translation adjustment	64	-	64	23
Used during the period / year	(210)	-	(210)	(163)
End of period/ year	21,251	6	21,257	15,151

Non-current			19,635	13,362
Current			1,622	1,789
Total			21,257	15,151

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to investments in Puerto Retiro as of December 31, 2023 and as of June 30, 2023. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
Contains the provision for the IDBD lawsuit. See Note 7 to the annual financial statements as of June 30, 2023.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

The company is currently discussing the validity of the claim regarding its liability and, subsidiarily, rebutting the substantive arguments raised by IDBD. However, based on the analysis conducted by the Company's lawyers to date, a provision related to this claim has been recorded in accordance with applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2023 and June 30, 2023 was as follows:

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Book value		Fair value
	12.31.2023	06.30.2023	12.31.2023	06.30.2023
Non-convertible notes	600,027	433,689	577,354	442,214
Bank loans	86,620	56,826	86,620	56,826
Bank overdrafts	45,064	40,869	45,064	40,869
Others	8,907	10,189	8,907	10,189
Total borrowings	740,618	541,573	717,945	550,098

Non-current	482,015	329,324
Current	258,603	212,249
Total	740,618	541,573

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxation

The details of the Group’s income tax, is as follows:

	12.31.2023	12.31.2022
Current income tax	(11,875)	33,866
Deferred income tax	(25,810)	48,928
Income tax from continuing operations	(37,685)	82,794

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2023 and 2022:

	12.31.2023	12.31.2022
Tax calculated at the tax rates applicable to profits in the respective countries	(47,214)	(17,498)
Permanent differences:
Share of profit of joint ventures and associates	7,590	13,565
Tax rate differential	(26)	(146)
Provision for unrecoverability of tax loss carry-forwards	(2,419)	(28,207)
Difference between affidavit and provision	3,123	35,226
Non-taxable profit, non-deductible expenses and others	(22,117)	57,290
Tax inflation adjustment	(15,303)	(27,276)
Fiscal transparency	(3,903)	(4,111)
Inflation adjustment permanent difference	36,267	52,918
Others	6,317	1,033
Income tax	(37,685)	82,794

The gross movement in the deferred income tax account is as follows:

	12.31.2023	06.30.2023
Beginning of period / year	(396,868)	(517,633)
Currency translation adjustment	(12,267)	(1,928)
Revaluation surplus	(559)	(862)
Charged to the Statement of Income	(25,810)	123,555
End of the period / year	(435,504)	(396,868)

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	12.31.2023	12.31.2022
Crops	43,535	53,949
Sugarcane	19,691	18,466
Cattle	6,378	5,861
Supplies	16,301	14,866
Consignment	9,360	12,656
Advertising and brokerage fees	5,319	6,280
Agricultural rental and other services	2,741	1,994
Income from sales and services from agricultural business	103,325	114,072
Trading properties and developments	3,796	6,267
Rental and services	78,762	74,332
Hotel operations, tourism services and others	18,862	15,478
Income from sales and services from urban properties and investment business	101,420	96,077
Total revenues	204,745	210,149

23.
Costs

	12.31.2023	12.31.2022
Other operative costs	69	82
Cost of property operations	69	82
Crops	39,562	44,318
Sugarcane	16,370	17,984
Cattle	5,013	5,315
Supplies	13,940	13,801
Consignment	2,185	5,064
Advertising and brokerage fees	4,295	3,351
Agricultural rental and other services	1,969	1,034
Cost of sales and services from agricultural business	83,334	90,867
Trading properties and developments	2,231	1,289
Rental and services	22,156	23,897
Hotel operations, tourism services and others	8,407	7,491
Cost of sales and services from sales and services from urban properties and investment business	32,794	32,677
Total costs	116,197	123,626

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	12.31.2023	12.31.2022
Change in agricultural products and biological assets	49,613	-	-	49,613	57,660
Salaries, social security costs and other personnel expenses	15,120	10,919	1,458	27,497	25,106
Fees and payments for services	14,508	3,212	1,070	18,790	16,056
Cost of sale of goods and services	17,283	-	-	17,283	18,653
Maintenance, security, cleaning, repairs and others	9,152	1,103	23	10,278	10,339
Taxes, rates and contributions	1,744	1,386	7,257	10,387	8,299
Advertising and other selling expenses	4,802	32	806	5,640	6,621
Freights	7	489	3,091	3,587	3,684
Director's fees (i)	-	(3,199)	-	(3,199)	3,690
Depreciation and amortization	1,878	834	155	2,867	2,877
Leases and service charges	595	249	22	866	947
Travelling, library expenses and stationery	449	383	193	1,025	713
Supplies and labors	362	-	18	380	769
Other expenses	374	147	1,368	1,889	924
Bank expenses	45	637	-	682	420
Conditioning and clearance	-	-	755	755	483
Interaction and roaming expenses	265	12	6	283	265
Allowance for doubtful accounts, net	-	-	76	76	262
Total expenses by nature as of 12.31.2023	116,197	16,204	16,298	148,699	-
Total expenses by nature as of 12.31.2022	123,626	20,671	13,471	-	157,768

(i) On October 5, 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting of IRSA for ARS 9,050. The Board of Directors of the Company had proposed Director´s fees for ARS 13,500 and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the current period, with the final approval of said fee, IRSA proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

25.
Other operating results, net

	12.31.2023	12.31.2022
Gain/ (loss) from commodity derivative financial instruments	1,335	(1,295)
(Loss)/ gain from sale of property, plant and equipment	(1,084)	21
Realization of currency translation adjustment (i)	-	888
Loss from sale of joint ventures	(865)	-
Donations	(192)	(227)
Lawsuits and other contingencies	(2,088)	(11,953)
Interest and allowances generated by operating assets	7,239	4,179
Administration fees	123	119
Others	1,042	1,411
Total other operating results, net	5,510	(6,857)

(i)
Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

26.
Financial results, net

	12.31.2023	12.31.2022
Financial income
Interest income	8,662	3,419
Total financial income	8,662	3,419
Financial costs
Interest expense	(15,172)	(34,041)
Other financial costs	(3,507)	(2,608)
Total finance costs	(18,679)	(36,649)
Other financial results:
Foreign exchange, net	(208,946)	17,830
Fair value gain from financial assets and liabilities at fair value through profit or loss	94,933	4,057
(Loss)/ gain from repurchase of non-convertible notes	(104)	2,507
(Loss)/ gain from derivative financial instruments (except commodities)	(15,184)	1,506
Others	4,673	(1,815)
Total other financial results	(124,628)	24,085
Inflation adjustment	68,277	36,540
Total financial results, net	(66,368)	27,395

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2023 and June 30, 2023:

Item	12.31.2023	06.30.2023
Trade and other receivables	21,212	17,122
Investments in financial assets	3,561	2,676
Trade and other payables	(18,980)	(31,945)
Borrowings	(886)	(455)
Total	4,907	(12,602)

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.2023	06.30.2023	Description of transaction	Item
New Lipstick	196	128	Reimbursement of expenses	Trade and other receivables
Other associates and joint ventures (i)	35	25	Leases and/or right of use assets receivable	Trade and other receivables
	-	93	Contributions pending subscription	Trade and other receivables
	1,757	1,155	Other investments	Investments in financial assets
	(423)	(277)	Non-convertible notes	Borrowings
	1	2	Equity incentive plan receivable	Trade and other receivables
	1,663	1,645	Loans granted	Trade and other receivables
	(463)	(178)	Borrowings	Borrowings
	-	2	Reimbursement of expenses	Trade and other receivables
	21	56	Management fees receivable	Trade and other receivables
	(69)	(428)	Other payables	Trade and other payables
	2,901	3,286	Other receivables	Trade and other receivables
Total associates and joint ventures	5,619	5,509
CAMSA and its subsidiaries	(5,639)	(6,462)	Management fee payables	Trade and other payables
Yad Levim LTD	15,261	9,794	Loans granted	Trade and other receivables
Other related parties (ii)	998	1,066	Other receivables	Trade and other receivables
	(10,090)	(256)	Other payables	Trade and other payables
	1,804	1,521	Other investments	Investments in financial assets
	8	52	Reimbursement of expenses receivable	Trade and other receivables
	(28)	(19)	Legal services	Trade and other payables
Total other related parties	2,314	5,696
IFISA	128	973	Financial operations receivables	Trade and other receivables
Total direct parent company	128	973
Directors and Senior Management	(3,154)	(24,780)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(3,154)	(24,780)
Total	4,907	(12,602)

(i)
Includes Quality Invest S.A., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Banco Hipotecario, GCDI S.A., Avenida Inc., Avenida Compras S.A., Agrofy S.A., BHN Seguros Generales S.A., BHN Vida S.A. and OFC S.R.L.
(ii)
Includes Estudio Zang, Bergel y Viñes, Fundación Puerta 18, Sociedad Rural Argentina, CAM Communication LP, Sutton, Fundación Museo de los Niños, Viflor S.A and Agrofy S.A.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2023 and 2022:

Related party	12.31.2023	12.31.2022	Description of transaction
BHN Vida S.A.	(115)	(6)	Financial operations
BHN Seguros Generales S.A.	(39)	-	Financial operations
Other associates and joint ventures	20	(62)	Leases and/or right of use assets
	78	100	Corporate services
	945	159	Financial operations
Total associates and joint ventures	889	191
CAMSA and its subsidiaries	(5,638)	(3,807)	Management fee
Other related parties (i)	(20)	(6)	Leases and/or rights of use
	(305)	(106)	Fees and remunerations
	16	19	Corporate services
	(128)	(109)	Legal services
	3,140	184	Financial operations
	(113)	(156)	Donations
	659	448	Income from sales and services from agricultural business
Total other related parties	(2,389)	(3,533)
IFISA	-	40	Financial operations
Total Parent Company	-	40
Directors (ii)	3,605	(2,273)	Management fee
Senior Management	(170)	-	Compensation of Directors and senior management
Total Directors and Senior Management	3,435	(2,273)
Total	1,935	(5,575)

(i)
Includes Fundación Puerta 18, Galerías Pacífico, Estudio Zang, Austral Gold, Bergel y Viñes, Fundación Museo de los Niños, Sociedad Rural Argentina, Sutton, Espacio Digital S.A., Casposo Argentina Ltd, Uranga Trading, Agro Uranga, Isaac Elsztain e Hijos S.C.A. and Hamonet S.A.
(ii)
See Note 24 to these financial statements.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2023 and 2022:

Related party	12.31.2023	12.31.2022	Description of transaction
Viflor S.A.	-	(50)	Irrevocable contributions
Total irrevocable contributions	-	(50)
Agro-Uranga S.A.	-	417	Dividends received
Uranga Trading S.A.	-	72	Dividends received
Condor	-	215	Dividends received
Nuevo Puerto Santa Fe S.A.	245	445	Dividends received
Total dividends received	245	1,149
Quality	(14,440)	-	Sale of shares
GCDI	(22)	-	Sale of shares
Total sale of shares	(14,462)	-

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	12.31.2023	12.31.2022
Inventories at the beginning of the period	31,680	12,770	44,450	41,463
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	396	-	396	(1,604)
Changes in the net realizable value of agricultural products after harvest	6,924	-	6,924	1,429
Additions	128	-	128	442
Currency translation adjustment	5,323	2,378	7,701	(4,540)
Harvest	81,021	-	81,021	69,625
Acquisitions and classifications	54,673	33,355	88,028	110,986
Consume	(9,554)	-	(9,554)	(10,171)
Disposals due to sales	-	(1,575)	(1,575)	(962)
Expenses incurred	14,634	-	14,634	12,192
Inventories at the end of the period	(101,891)	(14,134)	(116,025)	(95,316)
Cost as of 12.31.2023	83,334	32,794	116,128	-
Cost as of 12.31.2022	90,867	32,677	-	123,544

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	12.31.2023	06.30.2023
Assets
Trade and other receivables
US Dollar	120.97	805.45	97,438	44,005
Euros	0.08	889.38	71	48
Uruguayan pesos	-	-	-	2
Trade and other receivables related parties
US Dollar	19.26	808.45	15,573	10,817
Total Trade and other receivables			113,082	54,872
Investment in financial assets
US Dollar	102.17	805.45	82,292	48,279
Brazilian Reais	1.09	168.00	183	378
New Israel Shekel	4.35	223.54	973	721
Pounds	0.63	1,026.63	647	490
Total Investment in financial assets			84,095	49,868
Derivative financial instruments
US Dollar	1.71	805.45	1,378	4,388
Total Derivative financial instruments			1,378	4,388
Cash and cash equivalents
US Dollar	23.53	805.45	18,956	23,998
Euros	0.01	889.38	5	4
New Israel Shekel	0.50	223.54	112	54
Pounds	0.002	1,026.63	2	2
Uruguayan pesos	0.10	20.77	2	2
Total Cash and cash equivalents			19,077	24,060
Total Assets			217,632	133,188

Liabilities
Trade and other payables
US Dollar	69.73	808.45	56,371	22,926
Euros	-	-	-	2
Uruguayan pesos	1.20	20.77	25	25
Chilenean pesos	0.07	178.00	13	-
Trade and other payables related parties
US Dollar	12.53	808.45	10,126	39
Total Trade and other payables			66,535	22,992
Lease liabilities
US Dollar	14.86	808.45	12,011	6,777
Total Lease liabilities			12,011	6,777
Provisions
New Israel Shekel	81.63	223.54	18,249	11,441
Total Provisions			18,249	11,441
Borrowings
US Dollar	627.41	808.45	507,228	383,618
Borrowings with related parties
US Dollar	0.52	808.45	423	645
Total Borrowings			507,651	384,263
Derivative financial instruments
US Dollar	0.08	808.45	65	219
Total Derivative financial instruments			65	219
Total Liabilities			604,511	425,692

(1)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of December 31, 2023 according to Banco Nación Argentina.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Shares Buyback Program – New program - IRSA

On June 15, 2023, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 5,000 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 8 per GDS and ARS 425 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

IRSA reported that on September 5, 2023, the Company's Board of Directors resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 9 per GDS and up to a maximum value in pesos of ARS 720 per share, maintaining the remaining terms and conditions duly communicated.

On November 6, 2023, the Board of Directors of IRSA resolved to extend the term of the shares repurchase program for an additional period of 180 days from the expiration of the term of the current share buyback program for the acquisition of own shares approved on June 15, 2023, which expired on December 13, 2023, with the remaining terms and conditions duly communicated.

On November 29, 2023, the Board of Directors of IRSA resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

Since the beginning of the program approved on June 15, 2023 and until the closing date of these condensed consolidated interim financial statements, the Company acquired 7,839,874 common shares (nominal value ARS 10 per share) for a total of ARS 4,997 million, 99.95% of the program approved on June 15, 2023. The amounts are expressed in the currency at the time of acquisition.

Change in the total amount of shares and its nominal value - IRSA

On September 13, 2023, IRSA announced that having obtained the authorizations from the CNV and the Buenos Aires Stock Exchange as resolved at the Shareholders' Meeting held on April 27, 2023, in relation to:

(i)
an increase in the capital stock in the amount of ARS 6,552.4 million, through the partial capitalization of the Issue Premium account, resulting in the issuance of 6,552,405,000 common shares, with a par value of ARS 1 (one peso) and with the right to one vote per share; and
(ii)
changing the nominal value of the ordinary shares from ARS 1 to ARS 10 each and entitled to one (1) vote per share.

Having obtained the authorizations from the Comisión Nacional de Valores (the Argentine National Securities Commission) and from the Buenos Aires Stock Exchange, the Company informs all shareholders who have such quality as of September 19, 2023, according to the registry maintained by Caja de Valores S.A., that from September 20, 2023, the shares distribution and the change in nominal value was made simultaneously and the entry of the change of 811,137,457 book-entry common shares, with a nominal value of ARS 1 each and one vote per share, for the amount of 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share, consequently, a reverse split of the Company’s shares shall be carried out, where every 1 (one) old share with nominal value of ARS 1 shall be exchanged for 0.907804514 new shares with nominal value ARS 10. The new shares distributed due to the described capitalization have economic rights under equal conditions with those that are currently in circulation.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Regarding the shareholders who, because of the entry in the Scriptural Registry, have fractions of common shares with a nominal value of ARS 10 and one vote per share, they were settled in cash in accordance with the listing regulations of Bolsas y Mercados Argentinos. Regarding the shareholders who, due to the exchange of shares did not reach at least one share with a nominal value of ARS 10, the necessary amount was assigned to them until the nominal value of ARS 10 is completed.

The Company share capital after the indicated operations will amount to ARS 7,364 million represented by 736,354,245 book-entry common shares with a nominal value of ARS 10 each and one vote per share.

    Likewise, the Buenos Aires Stock Exchange has been requested to change the modality of the negotiation of the shares representing the share capital. Specifically, the negotiation price will be registered per share instead of being negotiated by Argentine peso (ARS) of nominal value, given that the change in nominal value, and the issuance of shares resulting from the capitalization, would produce a substantial downward effect on the share price.

This capitalization and change in the nominal value of the shares do not modify the economic values of the holdings or the percentage of participation in the share capital.

Warrants – Modification on Ratio and Price - IRSA

On September 14, 2023, IRSA reported that as a result of (i) an increase in the capital stock through the partial capitalization of the Issue Premium account; and (ii) an amendment to section seven of its bylaws, changing the nominal value of the ordinary shares from one peso (ARS 1) to ten pesos (ARS 10) each and entitled to one (1) vote per share, which was informed in September 13, 2023, where the outstanding shares will change from 811,137,457 common shares, with a nominal value of ARS 1 each and one vote per share, to the amount of 736,354,245 common shares with a nominal value of ARS 10 each and one vote per share, as it was approved by the shareholders meeting held on April 27, 2023. The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows:

Amount of shares to be issued per warrant:

● Ratio previous to the adjustment: 1.1719 (Nominal Value ARS 1);

 ● Ratio after the adjustment (current): 1.0639 (Nominal Value ARS 10).

 Warrant exercise price per new share to be issued:

 ● Price previous to the adjustment: USD 0.3689 (Nominal Value ARS 1);

 ● Price after the adjustment (current): USD 0.4063 (Nominal Value ARS 10).

 The other terms and conditions of the warrants remain the same.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 5, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA was held where it was resolved to allocate the results of the year as follows: (I) ARS 2,867.5 million to the integration of the Legal Reserve, (ARS 3,428.9 million in homogeneous currency of the date of the  Shareholders’ Meeting) and, (II) the remainder for the sum of ARS 54,483.3 million (ARS 65,148.9 million in homogeneous currency of the date of the  Shareholders’ Meeting), to the distribution of a dividend to Shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 64,000 million. Taking into consideration that the restated results were sufficient to cover the payment of the proposed dividends, it was approved to allocate the balance of the restated results for the year (ARS 1,148.9 million) to the integration of the Reserve for the distribution of future dividends. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Likewise, it was approved to distribute 13,928,410 own shares in the portfolio of nominal value ARS 1 to the Shareholders in proportion to their shareholdings. Due to the aforementioned change in nominal value, each share of nominal value ARS1 corresponds to 0.90780451408 shares of nominal value ARS10, therefore, said amount updated by the aforementioned liquidation corresponds to the amount of 12,644,273 shares of nominal value ARS 10.

On October 20, 2023, IRSA reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

The cash dividend and treasury shares distribution among GDS holders have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentine pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

After the end of the period, on January 19, 2024, once the corresponding administrative processes had been completed, the Depositary paid the cash dividend, for a net amount per GDS of USD 0.955110, including the yield of the “Super Ahorro $” fund. Likewise, on January 29, 2024, the distribution of treasury shares was carried out among GDS holders.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local shareholders were canceled on October 12, 2023.

Change in Warrants terms and conditions - IRSA

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by IRSA on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.0639. Post-dividend ratio: 1.2272 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4063. Post-dividend price: USD 0.3522 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the six-month period ended December 31, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 168,662 were received, from the convertion of 390,263 common share warrants.

Extension of the concession contract of La Rural S.A. – OGDEN

On December 11, 2023 in the Autonomous City of Buenos Aires (CABA), Ogden S.A., a company controlled by the Group, together with Sociedad Rural Argentina (“SRA”) and La Rural de Palermo S.A. entered into a Joint Venture and Shareholders Agreement through which the extension of the exploitation term of the Property located at 4431 Juncal Street, CABA (of which La Rural S.A. is the usufructuary) was extended until December 31, 2037 with the option of extension until December 31, 2041.

The aforementioned agreement is the extension of the Usufruct Contract for the “Predio Ferial de Palermo” (“CUP99/04”), signed in 1999 and modified in 2004, and the Joint Venture Agreement AJV/13 signed between the parties on September 25, 2013.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For the extension of the usufruct term under La Rural S.A., Ogden S.A. will pay the SRA the sum of twelve million US dollars (USD 12,000,000) for all purposes.

The validity of the aforementioned agreement was subject to the approval of the Shareholders’ Meeting of the SRA, approval which took place on February 1, 2024.

Las Londras Farmland

On December 20, 2020, BrasilAgro acquired the following companies established in Bolivia from Cresud: (i) Agropecuaria Acres del Sud S.A.; (ii) Ombú Agropecuaria S.A.; (iii) Yatay Agropecuaria S.A.; and (iv) Yuchan Agropecuaria S.A. (“Bolivian Companies”). The Bolivian Companies maintained possession, ownership or presumed ownership of various rural properties in Bolivia, including the rural property called "Las Londras" (part of the assets of Agropecuaria Acres del Sud), with an area of 4,485 hectares. At the time of the aforementioned operation, Las Londras was subject to an administrative land regularization process ("Land Regularization Process") initiated and conducted by the National Institute of Agrarian Reform of Bolivia ("INRA"), whose objective is the perfection of rights over property.

On November 25, 2021, as part of the Land Regularization Process, INRA issued the Final Land Regularization Resolution No. RA-SS 0504/2021 (“Definitive Resolution”), through which it declared the illegality of the possession of 4,435 hectares of Las Londras. On January 5, 2022, Agropecuaria Acres del Sud S.A. filed a “Contentious Administrative Lawsuit” challenging the Final Resolution in its entirety. However, on September 15, 2023, the Agro-Environmental Court issued a ruling declaring the Administrative Litigation Claim unfounded and confirming the Final Resolution (“Judgment”). In this context, Agropecuaria Acres del Sud S.A. will file a “Constitutional Amparo Action” against the Sentence, with the objective of revoking it.

BrasilAgro's external legal advisors have evaluated that the prospects of revoking the Judgment through the “Constitutional Amparo Action” are possible.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 5, 2023, General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was approved to allocate the results of the year as follows: (I) to the integration of the Legal Reserve for the sum of ARS 2,141.8 million , which updated as of the date of this meeting, amounts to the sum of ARS 2,561 million; and (II) the balance for the sum of ARS 40,693.3 million, which updated as of the date of this meeting amounts to the sum of ARS 48,659.4 million, to be used for the distribution of a dividend to shareholders in proportion to their holdings. shares, payable (i) in cash for the sum of ARS 22,000 million; (ii) in kind, the species being shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), owned by the Company and for the amount of 22,090,627 VN ARS 10, an amount that was updated by the liquidation derived from the distribution of released shares and change in par value, by applying a conversion ratio that for each share of par value ARS1 corresponded to 0.90780451408 shares of par value ARS10, at the closing price on October 4, 2023 of ARS 644 .75 per IRSA share; and, (iii) the balance for the sum of ARS 12,416.5 million to the constitution of a Reserve for future dividends.

Likewise, it was decided to approve the distribution of the total amount of 5,791,355 treasury shares in the portfolio to the Shareholders in proportion to their shareholdings.

On October 20, 2023, CRESUD reported that it had made the payment of the dividend approved at the meeting held on October 5, 2023 in Argentina.

With respect to our holders of Global Depositary Shares (“GDS”), and due to the exchange and stock exchange regulations in force in the Argentine Republic, which have increased their restrictions in recent weeks, the Bank of New York Mellon (“BONY” ), depositary bank of the GDS, is prevented from distributing the dividend paid by the Company.

Given the aforementioned restrictions, the Company has deposited the corresponding funds in a common investment fund Super Ahorro ARS (pure money market fund) managed by Banco Santander, BONY's representative bank in Argentina and is collaborating with BONY in order to analyze possible alternatives for the distribution or investment of said funds until such time as that entity can channel them in favor of the GDS holders, making available to any GDS holder who so decides the pesos corresponding to their dividend.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

After the end of the period, on January 29, 2024, once the corresponding administrative processes had been completed, the distribution of treasury shares was carried out among ADS holders. Likewise, on February 5, 2024, the Depositary paid the cash dividend for a net amount per ADS of USD 0.370747, including the yield of the “Super Ahorro $” fund, and on February 6, 2024, the distribution of the dividend in kind in IRSA shares was completed, corresponding 0.03759066 GDS of IRSA for each ADS of CRESUD.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local holders were canceled on October 12, 2023. According to this, at the end of this period, the liability "Dividends payable" included in the item “Commercial Debts and Other Debts” amounts to ARS 11,623 million and corresponds to the portion of dividends that were paid during the month of February 2024.

Change in Warrants terms and conditions - CRESUD

Because of the payment of cash dividends and the pro-rata distribution of treasury shares among its shareholders, made by the Company on October 12, 2023, certain terms and conditions of the outstanding warrants to subscribe common shares have changed:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.1232. Post-dividend ratio: 1.2548.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.5036. Post-dividend price: USD 0.4508.

The other terms and conditions of the warrants remain the same.

Warrants exercise - CRESUD

During the six-month period ended December 31, 2023, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 324,987.13 were received, for a converted warrants of 575,548, equivalents to 720,912 common shares.

BrasilAgro – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 24, 2023, BrasilAgro approved the payment of dividends for BRL 320 million, corresponding to BRL 3.2387 per share.

FYO – Payment of dividends

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2023, FYO approved the payment of dividends for USD 9.7 million.  As of December 31, 2023 they are pending payment.

32.
Subsequent events

Series XII Notes Redemption - IRSA

On December 28, 2023, IRSA notified the holders of Series XII Notes of the early redemption of all of them for a principal amount of UVA 53,784,674, which were outstanding and in circulation with maturity on March 31, 2024, in accordance with the terms and conditions detailed in the Offering Memorandum dated March 26, 2021. The redemption and payment were carried out on January 5, 2024. The redemption price was 100% of the face value of the Series XII Notes, plus accrued and unpaid interest, as of the date set for redemption.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Shares Buyback Program - IRSA

On January 4, 2024, IRSA reported that the Share Buyback Program approved by the Board of Directors on June 15, 2023, for up to the sum of ARS 5.000 million, with a validity period set at 180 days, extended for an additional period of 180 days from the initial expiration date on December 13, 2023, ended on December 20, 2023, as the amount duly approved for the acquisition of own shares had been fully utilized, with 99.95% of the program completed.

On January 5, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 10 per GDS and ARS 1,200 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

Series XLIII and XLIV Notes - CRESUD

On January 17, 2023, Cresud issued Notes on the local market for a total amount of USD 64 million through the following instruments:

●
Series XLIII: Denominated and payable in Argentine pesos for ARS 19,886 million at a variable interest rate BADLAR plus 0% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2025. The issuance price was 100.0% of the nominal value.

●
Series XLIV: Denominated in dollars for USD 39.8 million, with 6% interest rate and semiannual interests’ payments. The Capital amortization will be in three installments: 33% on October 4, 2025, 33% on January 4, 2026, and 34% at maturity, on May 4, 2026. The issuance price was 100.0%.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at December 31, 2023, the unaudited condensed interim consolidated statements of income and other comprehensive income for the six month period and three month period ended December 31, 2023, the interim consolidated statement of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2023;

c)
at December 31, 2023 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 237,887,661, which is not due at that date.

Autonomous City of Buenos Aires, February 8, 2024

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Financial Statements as of December 31, 2023 and for the six and three-month periods ended as of that date, presented comparatively.

Cresud Sociedad Anónima
  Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2023 and June 30, 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	06.30.2023
ASSETS
Non-current assets
Investment properties	7	3,497	6,352
Property, plant and equipment	8	69,897	65,209
Intangible assets	9	1,967	1,881
Right of use assets	10	18,640	13,396
Biological assets	11	15,595	14,935
Investments in subsidiaries and associates	6	695,248	589,580
Income tax and minimum presumed income tax credit		1	3
Trade and other receivables	14	2,236	4,212
Total non-current assets		807,081	695,568
Current assets
Biological assets	11	14,346	13,663
Inventories	12	37,436	21,859
Income tax credit		15	3
Trade and other receivables	14	17,101	14,109
Investments in financial assets	13	134	5,296
Derivative financial instruments	13	18	71
Cash and cash equivalents	13	2,382	2,620
Total current assets		71,432	57,621
TOTAL ASSETS		878,513	753,189
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		493,120	442,485
TOTAL SHAREHOLDERS' EQUITY		493,120	442,485
LIABILITIES
Non-current liabilities
Trade and other payables	16	-	622
Borrowings	18	220,157	135,239
Deferred income tax liabilities	19	15,594	32,474
Provisions	17	763	980
Lease liabilities		1,968	772
Total non-current liabilities		238,482	170,087
Current liabilities
Trade and other payables	16	65,863	29,087
Payroll and social security liabilities		1,540	3,194
Borrowings	18	74,077	103,607
Derivative financial instruments	13	6	31
Provisions	17	35	46
Lease liabilities		5,390	4,652
Total current liabilities		146,911	140,617
TOTAL LIABILITIES		385,393	310,704
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		878,513	753,189

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the six and three-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Revenues	20	21,850	29,539	9,915	11,068
Costs	21	(17,343)	(25,104)	(8,052)	(9,274)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(12)	(9,566)	2,859	(2,426)
Changes in the net realizable value of agricultural products after harvest		6,492	1,339	3,630	163
Gross profit/ (loss)		10,987	(3,792)	8,352	(469)
Gain from disposal of farmlands		3,698	-	3,698	-
Net gain from fair value adjustment of investment properties	7	955	279	1,024	425
General and administrative expenses	22	(2,802)	(2,833)	(1,424)	(1,109)
Selling expenses	22	(3,275)	(4,316)	(1,391)	(1,963)
Other operating results, net	23	(282)	(153)	(227)	(335)
Management fees		(5,638)	(3,807)	1,335	(2,248)
Profit/ (loss) from operations		3,643	(14,622)	11,367	(5,699)
Share of profit of subsidiaries and associates	6	112,349	31,822	44,135	24,481
Profit before financing and taxation		115,992	17,200	55,502	18,782
Finance income	24	3,527	2,233	429	1,163
Finance costs	24	(804)	(16,134)	1,016	(10,608)
Other financial results	24	(121,672)	9,997	(118,094)	4,785
Inflation adjustment	24	36,461	13,359	31,976	3,348
Financial results, net	24	(82,488)	9,455	(84,673)	(1,312)
Profit/ (loss) before income tax		33,504	26,655	(29,171)	17,470
Income tax	19	17,233	7,638	17,155	2,791
Profit/ (loss) for the period		50,737	34,293	(12,016)	20,261

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		53,981	(4,205)	58,337	3,360
Revaluation surplus/ (deficit)		655	1,207	(4)	(148)
Other comprehensive income/ (loss) the period		54,636	(2,998)	58,333	3,212
Total comprehensive income for the period		105,373	31,295	46,317	23,473

Profit/ (loss) per share for the period (ii)
Basic		85.70	58.03	(20.30)	34.28
Diluted		72.69	49.63	(17.21)	29.32
(i)
Components of other comprehensive income / (loss) have no impact on income tax.
(ii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2023.

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2023
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2023	586	7	113,036	10,552	140,280	(7,919)	10,847	84,082	91,014	442,485
Profit for the period	-	-	-	-	-	-	-	-	50,737	50,737
Other comprehensive income for the period	-	-	-	-	-	-	-	54,636	-	54,636
Total comprehensive income for the period	-	-	-	-	-	-	-	54,636	50,737	105,373
Issuance of shares	1	(1)	-	-	-	(753)	-	753	-	-
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	4,426	32,802	(37,228)	-
Dividends distribution	-	-	-	-	-	-	-	-	(51,298)	(51,298)
Exercise of warrants (ii)	1	-	5	(76)	2,681	-	-	-	-	2,611
Reserve for share-based payments	-	-	-	-	-	(187)	-	(43)	-	(230)
Changes in non-controlling interest	-	-	-	-	-	-	-	(5,821)	-	(5,821)
Other changes in equity	-	-	-	-	-	-	-	2,488	(2,488)	-
Balance as of December 31, 2023	588	6	113,041	10,476	142,961	(8,859)	15,273	168,897	50,737	493,120

(i)
Includes ARS 8 of inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements as of June 30, 2023.
(ii)
See Note 31 and 32 to the Unaudited Condensed Interim Consolidated Financial Statements.
(iii)
Group’s Other reserves as of December 31, 2023 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Reserve for future dividends	Other reserves (i)	Total Other reserves
Balance as of June 30, 2023	(5,350)	4,296	1,091	70,742	-	13,303	84,082
Other comprehensive income for the period	-	53,840	-	-	-	796	54,636
Total comprehensive income for the period	-	53,840	-	-	-	796	54,636
Repurchase of treasury shares	753	-	-	-	-	-	753
Assignment of results - Shareholders’ meeting	-	-	-	-	32,802	-	32,802
Reserve for share-based payments	192	-	-	-	-	(235)	(43)
Changes in non-controlling interest	-	-	-	-	-	(5,821)	(5,821)
Other changes in equity	-	-	-	2,488	-	-	2,488
Balance as of December 31, 2023	(4,405)	58,136	1,091	73,230	32,802	8,043	168,897

(i)
Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2022
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2022	590	2	113,028	10,702	139,093	1,013	5,118	(5,824)	114,584	378,306
Profit for the period	-	-	-	-	-	-	-	-	34,293	34,293
Other comprehensive loss for the period	-	-	-	-	-	-	-	(2,998)	-	(2,998)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(2,998)	34,293	31,295
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	5,729	95,044	(100,773)	-
Dividends distribution	-	-	-	-	-	-	-	-	(13,811)	(13,811)
Repurchase of treasury shares	(9)	9	-	-	-	-	-	(5,138)	-	(5,138)
Exercise of warrants	-	-	1	(9)	77	-	-	-	-	69
Changes in non-controlling interest	-	-	-	-	-	-	-	9,037	-	9,037
Reserve for share-based payments	-	-	-	-	-	-	-	170	-	170
Other changes in equity	-	-	-	-	-	-	-	(759)	-	(759)
Balance as of December 31, 2022	581	11	113,029	10,693	139,170	1,013	10,847	89,532	34,293	399,169

(i)
Includes ARS 3 of inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements as of June 30, 2023.
(ii)
Group’s Other reserves as of December 31, 2022 are comprised as:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total Other reserves
Balance as of June 30, 2022	(1,625)	(3,335)	1,091	-	(1,955)	(5,824)
Other comprehensive (loss) / income for the period	-	(4,023)	-	-	1,025	(2,998)
Total comprehensive (loss) / income for the period	-	(4,023)	-	-	1,025	(2,998)
Assignment of results - Shareholders’ meeting	-	-	-	95,044	-	95,044
Repurchase of treasury shares	(5,138)	-	-	-	-	(5,138)
Changes in non-controlling interest	-	-	-	-	9,037	9,037
Reserve for share-based payments	-	-	-	-	170	170
Other changes in equity	-	(508)	-	-	(251)	(759)
Balance as of December 31, 2022	(6,763)	(7,866)	1,091	95,044	8,026	89,532

(i) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.
The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

 Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2023 and 2022
(All amounts in millions of Argentine Pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2023	12.31.2022
Operating activities:
Cash used in operations	15	(8,524)	(4,287)
Net cash used in operating activities		(8,524)	(4,287)
Investing activities:
Acquisition of property, plant and equipment	8	(1,214)	(1,003)
Proceeds from disposals of property, plant and equipment		2,772	-
Acquisition of intangible assets	9	(158)	-
Proceeds from disposals of investment in financial assets		29,248	3,643
Acquisition of investment in financial instruments		(21,998)	(1,949)
Payments from derivative financial instruments		(20)	(492)
Interests collected		40	137
Dividends collected		50,137	8,523
Net cash generated from investing activities		58,807	8,859
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		22,458	69,702
Payment of borrowings and non-convertible notes		(26,072)	(54,932)
Obtaining of short-term loans, net		1,890	1,591
Repurchase of treasury shares		-	(5,138)
Exercise of warrants		2,611	69
Dividends paid		(31,139)	(13,811)
Interests paid		(20,406)	(20,830)
Net cash used in financing activities		(50,658)	(23,349)
Net decrease in cash and cash equivalents		(375)	(18,777)
Cash and cash equivalents at beginning of the period		2,620	25,314
Result from exposure to inflation on cash and cash equivalents		1,629	315
Foreign exchange loss in cash and changes in fair value of cash equivalents		(1,492)	(5,325)
Cash and cash equivalents at the end of the period	13	2,382	1,527

The accompanying notes are an integral part of these Financial Statements.

)
Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Financial Statements
(All amounts in millions of Argentine Pesos, except otherwise indicated)

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Carlos Della Paolera 261, 9th Floor, Buenos Aires, Argentina.

Economic context in which the Company operated

See Note 1 to the Unaudited Condensed Interim Consolidated Financial Statements

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 8, 2024.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

See Note 2.1. to the Unaudited Condensed Interim Consolidated Financial Statements

2.2.
Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2023.

2.3.
Comparative information

The amounts as of June 30, 2023 and December 31, 2022, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29 (Note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Annual Separate Financial Statements for the fiscal year ended June 30, 2023, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

See description of acquisitions and disposals of the Company for the six-month period ended December 31, 2023 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria

5.
Financial risk management and fair value estimates

5.1.
Financial risk

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2023. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

Since June 30, 2023 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's assets or liabilities, (either measured at fair value or amortized cost).

6.
Investments in subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

Set out below are the changes in Company’s investment in subsidiaries and associates for the six-month period ended December 31, 2023 and for the fiscal year ended June 30, 2023:

	12.31.2023	06.30.2023
Beginning of the period / year	589,580	536,674
Share of profit	112,349	73,985
Others changes in subsidiaries’ equity	(6,051)	14,455
Sale of interest in subsidiaries	(3,338)	-
Other comprehensive results	53,981	7,108
Decrease of interest	-	(63)
Dividends distributed (Note 25)	(51,273)	(42,579)
End of the period / year	695,248	589,580

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2023 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2023 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)
Name of the entity	12.31.2023	06.30.2023	12.31.2023	06.30.2023	12.31.2023	12.31.2022
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	1.35%	1.35%	9,792	6,882	3,276	(124)
Futuros y Opciones.Com S.A.	51.21%	49.55%	11,384	6,185	6,185	3,007
Amauta Agro S.A. (continuation of FyO Trading S.A.)	2.20%	2.20%	(67)	14	(81)	(18)
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	2.20%	2.20%	259	135	124	151
Helmir S.A.	100.00%	100.00%	246,473	173,103	79,430	(1,092)
IRSA Inversiones y Representaciones Sociedad Anónima	54.25%	54.06%	422,950	399,804	76,396	25,934
Total Subsidiaries			690,791	586,123	165,330	27,858

Associates
Agrouranga S.A.	34.86%	34.86%	3,231	2,683	547	(295)
Uranga Trading S.A.	34.86%	34.86%	1,226	774	453	54
Total Associates			4,457	3,457	1,000	(241)
Total Investments in subsidiaries and associates			695,248	589,580	166,330	27,617

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

					Last financial statement issued
Name of the entity	Market value as of 12.31.2023	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	26.71	Brazil	Agricultural	1,334,400	17,742	3,005	417,692
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	197,824,615	386	12,226	21,177
Amauta Agro S.A. (continuation of FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	506,440	23	(3,676)	(3,045)
FyO Acopio S.A. (continuation of Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	5,632	11,757
Helmir S.A.	Not publicly traded	Uruguay	Investment	10,287,750,845	10,288	25,987	245,346
IRSA Inversiones y Representaciones Sociedad Anónima	854.35	Argentina	Real Estate	394,730,827	728	141,518	788,455
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,532,579	7	1,570	2,389
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	637,498	2	1,299	3,519

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2023 and for the fiscal year ended June 30, 2023 were as follows:

	12.31.2023	06.30.2023
Beginning of the period / year	6,352	4,113
Transfers	(3,810)	2,476
Net gain/ (loss) from fair value adjustment of investment properties	955	(237)
End of the period / year	3,497	6,352

During the six-month period ended December 31, 2023 and for the year ended June 30, 2023, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the Annual Consolidated Financial Statements corresponding to the year ended June 30, 2023, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted considering the specific aspects of each land, the most important used premise being the price per hectare.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2023 and for the fiscal year ended June 30, 2023 were as follows:

	Owner occupied farmland (ii)	Others (iii)	Total as of 12.31.2023	Total as of 06.30.2023

Costs	76,602	5,378	81,980	78,145
Accumulated depreciation	(12,885)	(3,886)	(16,771)	(15,255)
Net book amount at the beginning of the period / year	63,717	1,492	65,209	62,890
Additions	717	497	1,214	4,258
Disposals	(557)	(2)	(559)	(2)
Transfers	4,818	-	4,818	(421)
Depreciation charge (i)	(518)	(267)	(785)	(1,516)
Balances at the end of the period / year	68,177	1,720	69,897	65,209

Costs	81,580	5,873	87,453	81,980
Accumulated depreciation	(13,403)	(4,153)	(17,556)	(16,771)
Net book amount at the end of the period / year	68,177	1,720	69,897	65,209

(i) As of December 31, 2023 the depreciation expense of property, plant and equipment has been charged as follows: ARS 38 in "Costs", ARS 46 in “General and administrative expenses” and ARS 1 in “Selling expenses”in “the Statement of Income and Other Comprehensive Income" (Note 22);ARS 700 were capitalized as part of the biological assets costs.
(ii) Includes farms, buildings and facilities of farmlands properties.
(iii) Includes producing plants, machinery and equipment, furnitures and supplies and vehicles.

9.
            Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2023 and for the fiscal year ended as of June 30, 2023 were as follows:

	Software	Concession rights	Total as of 12.31.2023	Total as of 06.30.2023
Costs	368	3,609	3,977	3,925
Accumulated amortization	(318)	(1,778)	(2,096)	(1,955)
Net book amount at the beginning of the period / year	50	1,831	1,881	1,970
Additions	158	-	158	52
Amortization charges (i)	(15)	(57)	(72)	(141)
Balances at the end of the period / year	193	1,774	1,967	1,881
Costs	526	3,609	4,135	3,977
Accumulated amortization	(333)	(1,835)	(2,168)	(2,096)
Net book amount at the end of the period / year	193	1,774	1,967	1,881

(i) Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income (Note 22). There are no impairment charges for any of the years presented.

10.
Right of use assets

The composition in the Company's rights of use assets for the six-month period ended as of December 31, 2023 and for the fiscal year ended as of June 30, 2023 is as follows:

	12.31.2023	06.30.2023
Offices	828	54
Farmland	17,812	13,342
Total right of use assets	18,640	13,396
Non-current	18,640	13,396
Total	18,640	13,396

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The depreciation charge of the right of use assets is detailed below:

	12.31.2023	12.31.2022
Farmland	1,990	4,133
Offices	102	106
Total depreciation of right of use assets (i)	2,092	4,239

(i) As of December 31, 2023 the depreciation expense has been charged for ARS 100 in “General and administrative expenses” and ARS 2 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income" (Note 22); ARS 1,990 were capitalized as part of the biological assets costs.

11.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2023 and for the fiscal year ended as of June 30, 2023 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 12.31.2023	Total as of 06.30.2023
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	1,390	10,422	16,224	327	235	28,598	33,847
Purchases	-	-	1,345	-	-	1,345	1,246
Transfers	(503)	503	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	(547)	526	(98)	-	(119)	(11,181)
Decrease due to harvest	-	(17,144)	-	-	-	(17,144)	(39,579)
Sales	-	-	(2,780)	(3)	-	(2,783)	(6,837)
Consumes	-	-	(22)	(1)	(27)	(50)	(114)
Costs for the period	8,234	7,357	4,499	-	4	20,094	51,216
Balances at the end of the period / year	9,121	591	19,792	225	212	29,941	28,598

Non-current (production)	-	-	15,195	188	212	15,595	14,935
Current (consumable)	9,121	591	4,597	37	-	14,346	13,663
Net book amount at the end of the period / year	9,121	591	19,792	225	212	29,941	28,598

During the six-month period ended December 31, 2023, there were transfers for ARS 503 between the fair value hierarchies 1 and 3 of sown land-crops. Likewise, there were no reclassifications among their respective categories.

Capitalized costs of production as of December 31, 2023 and 2022 are as follows:

	12.31.2023	12.31.2022
Supplies and labors	14,151	13,272
Leases and expenses	39	22
Amortization and depreciation	2,690	4,786
Maintenance, security, cleaning, repairs and others	468	458
Payroll and social security liabilities	1,779	1,812
Fees and payments for services	168	125
Freight expenses	330	480
Travel expenses and stationery	400	417
Taxes, rates and contributions	65	106
	20,090	21,478

See information on valuation processes used by the entity in Note 14 to the Annual Consolidated Financial Statements as of June 30, 2023.

As of December 31, 2023, and June 30, 2023, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
12.
Inventories

Breakdown of Company’s inventories as of December 31, 2023 and June 30, 2023 are as follows:

	12.31.2023	06.30.2023
Crops	17,806	9,349
Materials and supplies	70	46
Seeds and fodders	19,560	12,464
Total inventories	37,436	21,859
Current	37,436	21,859
Total	37,436	21,859

As of December 31, 2023 the cost of inventories recognized as expense amounted to ARS 14,096 and have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2023.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2023 and June 30, 2023 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2023		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	12,244	-	12,244	7,105	19,349
Investment in financial assets
- Bonds	-	134	134	-	134
Derivative financial instruments
- Commodities options contracts	-	18	18	-	18
Cash and cash equivalents
- Cash on hand and at bank	2,358	-	2,358	-	2,358
- Short-term investments	-	24	24	-	24
Total	14,602	176	14,778	7,105	21,883

	Financial liabilities at amortized cost	Non-financial liabilities	Total
December 31, 2023
Liabilities as per statement of financial position
Trade and others payables (Note 16)	51,083	14,780	65,863
Borrowings (Note 18)	294,234	-	294,234
Derivative financial instruments:
- Commodities futures contracts	6	-	6
Total	345,323	14,780	360,103

Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2023		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	12,026	-	12,026	6,299	18,325
Investment in financial assets
- Mutual funds	-	5,296	5,296	-	5,296
Derivative financial instruments
- Commodities options contracts	-	71	71	-	71
Cash and cash equivalents
- Cash on hand and at bank	1,942	-	1,942	-	1,942
- Short-term investments	-	678	678	-	678
Total	13,968	6,045	20,013	6,299	26,312

	Financial liabilities at amortized cost	Non-financial liabilities	Total
June 30, 2023
Liabilities as per statement of financial position
Trade and others payables (Note 16)	19,750	9,959	29,709
Borrowings (Note 18)	238,846	-	238,846
Derivative financial instruments:
- Commodities futures contracts	31	-	31
Total	258,627	9,959	268,586

As of December 31, 2023, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2023 and June 30, 2023 are as follows:

	12.31.2023	06.30.2023
Receivables from sale of agricultural products and services	4,025	5,534
Debtors under legal proceedings	2	3
Less: allowance for doubtful accounts	(12)	(4)
Total trade receivables	4,015	5,533
Prepayments	1,565	936
Tax credits	4,826	5,237
Loans granted	524	245
Advance payments	713	158
Expenses to recover	310	138
Others	738	1,009
Total other receivables	8,676	7,723
Related parties (Note 25)	6,646	5,065
Total trade and other receivables	19,337	18,321
Non-current	2,236	4,212
Current	17,101	14,109
Total trade and other receivables	19,337	18,321

(i)
Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Annual Consolidated Financial Statements as of June 30, 2023.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.2023	06.30.2023
Beginning of the period / year	4	26
Additions	2	10
Recovery	(1)	(11)
Inflation adjustment	7	(21)
End of the period / year	12	4

The addition and recovery of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2023 and 2022:

	Note	12.31.2023	12.31.2022
Profit for the period		50,737	34,293
Adjustments for:
Income tax	19	(17,233)	(7,638)
Amortization and depreciation	22	259	274
Gain from disposal of farmlands		(3,698)	-
Loss from sale of subsidiaries	22	393	-
Financial results, net		65,880	3,310
Unrealized initial recognition and changes in the fair value of biological assets		(5,426)	4,017
Changes in net realizable value of agricultural products after harvest		(6,492)	(1,339)
Provisions and allowances		583	404
Management fees		5,638	3,807
Share of profit from participation in subsidiaries and asscociates	6	(112,349)	(31,822)
Gain from sale of property, plant and equipment		(13)	(21)
Net gain from fair value adjustment of investment properties	7	(955)	(279)
Changes in operating assets and liabilities:
Decrease in biological assets		6,773	6,346
(Increase)/ decrease in inventories		(9,085)	5,649
Decrease/ (increase) in trade and other receivables		2,085	(3,821)
Decrease/ (increase) in right of use assets		2	(6)
Decrease in lease liabilities		(1,941)	(3,008)
Decrease in derivative financial instruments		-	1,457
Increase/ (decrease) in trade and other payables		17,989	(14,845)
Decrease in payroll and social security liabilities		(1,654)	(1,065)
Net cash used in operating activities before income tax paid		(8,507)	(4,287)
Income tax paid		(17)	-
Net cash used in operating activities		(8,524)	(4,287)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2023 and 2022:

	12.31.2023	12.31.2022
Non-cash transactions
Decrease in investments in subsidiaries and associates through an increase in trade and other receivables	1,748	1,893
Currency translation adjustment and other comprehensive results from subsidiaries and associates	53,981	4,205
Other changes in equity	6,051	8,448
Increase of non-convertible notes through a decrease in non-convertible notes	-	34,818
Decrease in shareholders´ equity through an increase in trade and other payables	16,451	-
Increase in investments in subsidiaries and associates through an increase in trade and other payables	763	-
Decrease in shareholders´ equity through a decrease in investments in subsidiaries and associates	3,708	-
Increase in right of use assets through an increase in lease liabilities	7,338	8,744
Increase in investment properties through a decrease in property, plant and equipment	-	2,214
Increase in shareholders´ equity through an increase in investment properties	1,008	1,794
Increase in deferred tax liability through a decrease in shareholders´ equity	353	651
Decrease in trade and other receivables through a decrease in lease liabilities	28	93
Decrease in trade and other receivables through a decrease in borrowings	117	62
Decrease in property, plant and equipment through an increase in trade and other receivables	1,498	22
Decrease in investment properties through an increase in property, plant and equipment	3,810	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2023 and June 30, 2023 are as follows:

	12.31.2023	06.30.2023
Trade payables	21,901	5,910
Provisions	4,791	3,986
Sales, rent and services payments received in advance	13,881	9,697
Total trade payables	40,573	19,593
Dividends payable	11,623	-
Taxes payable	501	249
Others	1,603	-
Total other payables	13,727	249
Related parties (Note 25)	11,563	9,867
Total trade and other payables	65,863	29,709
Non-current	-	622
Current	65,863	29,087
Total trade and other payables	65,863	29,709

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 3). Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims (i)	Total as of 12.31.2023	Total as of 06.30.2023
Beginning of period / year	1,026	1,026	1,328
Additions	424	424	644
Decreases	-	-	(70)
Used during the period	-	-	(25)
Inflation adjustment	(652)	(652)	(851)
End of period / year	798	798	1,026
Non-current		763	980
Current		35	46
Total		798	1,026

(i)
The net is included in “Other operating results, net”.

18.
Borrowings

Company’s borrowings as of December 31, 2023 and June 30, 2023 are comprised as follows:

	Book value		Fair Value
	12.31.2023	06.30.2023	12.31.2023	06.30.2023
Non-convertible notes	218,246	177,986	201,036	185,098
Bank loans and others	6,021	4,707	6,021	4,707
Related parties (Note 25)	56,462	29,104	56,390	29,153
Bank overdrafts	13,505	27,049	13,505	27,049
Total borrowings	294,234	238,846	276,952	246,007
Non-current	220,157	135,239
Current	74,077	103,607
Total borrowings	294,234	238,846

  See Note 20 to the interim condensed consolidated financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.2023	12.31.2022
Deferred income tax	17,233	7,638
Income tax	17,233	7,638

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2023 and 2022:

	12.31.2023	12.31.2022
Net profit at tax rate (i)	(11,726)	(9,329)
Permanent differences:
Share of profit of subsidiaries and associates	39,322	11,138
Loss from sale of subsidiaries	(138)	-
Use of tax loss carry-forwards	(1,973)	4,382
Tax transparency	(3,903)	(4,111)
Tax loss carry-forwards update	(33,169)	-
Non-taxable results, non-deductible expenses and others	-	(327)
Tax inflation adjustment	(7,658)	(20,394)
Inflation adjustment permanent difference	36,478	26,279
Income tax	17,233	7,638

(i) The income tax rate applicable as of December 31, 2023 and 2022 is 35%.

Changes in the deferred tax account are as follows:

	12.31.2023	06.30.2023
Beginning of the period / year	(32,474)	(47,908)
Revaluation surplus	(353)	(711)
Charged to the Statement of Comprehensive Income	17,233	16,145
End of the period / year	(15,594)	(32,474)

See Note 21 to the interim condensed consolidated financial statements.

20.
Revenues

	12.31.2023	12.31.2022
Crops	17,082	24,550
Cattle	4,054	4,635
Supplies	-	15
Leases and agricultural services	714	339
Total revenues	21,850	29,539

21.
Costs

	12.31.2023	12.31.2022
Crops	14,096	20,772
Cattle	2,783	4,156
Leases and agricultural services	398	91
Other costs	66	85
Total costs	17,343	25,104

 Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria
22.
Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.2023	Total as of 12.31.2022
Supplies and labors	362	-	12	374	53
Leases and expenses	-	55	3	58	72
Amortization and depreciation	38	218	3	259	274
Doubtful accounts (charge and recovery) (Note 14)	-	-	1	1	40
Cost of sale of agricultural products and biological assets	16,879	-	-	16,879	24,928
Advertising, publicity and other selling expenses	-	-	-	-	283
Maintenance, security, cleaning, repairs and others	5	155	3	163	193
Payroll and social security liabilities	35	1,519	121	1,675	1,971
Fees and payments for services	15	419	164	598	573
Freights	-	1	1,876	1,877	2,661
Bank commissions and expenses	-	176	-	176	50
Travel expenses and stationery	8	99	5	112	86
Conditioning and clearance	-	-	680	680	489
Director’s fees (Note 25)	-	158	-	158	153
Taxes, rates and contributions	1	2	407	410	427
Total expenses by nature as of 12.31.2023	17,343	2,802	3,275	23,420	-
Total expenses by nature as of 12.31.2022	25,104	2,833	4,316	-	32,253

(i)
Include ARS 66 and ARS 85 of other agricultural operating costs as of December 31, 2023 and 2022, respectively.

23.
Other operating results, net

	12.31.2023	12.31.2022
Administration fees	152	30
Gain / (loss) from commodity derivative financial instruments	435	(270)
Interest and allowances generated by operating assets	-	84
Gain from disposal of property, plant and equipment	13	21
Contingencies	(424)	(211)
Donations	(4)	(40)
Loss from sale of subsidiaries	(393)	-
Others	(61)	233
Total other operating results, net	(282)	(153)

24.
Financial results, net

	12.31.2023	12.31.2022
Interest income	3,527	2,233
Total financial income	3,527	2,233
Interest expenses	(206)	(15,220)
Other financial costs	(598)	(914)
Total financial costs	(804)	(16,134)
Exchange rate difference, net	(125,068)	10,097
Fair value gain of financial assets and liabilities at fair value through profit or loss	3,399	1,363
Loss from derivative financial instruments (except commodities)	-	(500)
Loss from repurchase of non-convertible notes	(3)	-
Others	-	(963)
Total other financial results	(121,672)	9,997
Inflation adjustment	36,461	13,359
Total financial results, net	(82,488)	9,455

Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria
25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Annual Consolidated Financial Statements as of June 30, 2023.

The following is a summary of the balances with related parties as of December 31, 2023 and June 30, 2023:

Items	12.31.2023	06.30.2023
Right of use assets	-	54
Trade and other receivables	6,646	5,065
Trade and other payables	(11,563)	(9,867)
Borrowings	(56,462)	(29,104)
Lease liabilities	-	(48)
Total	(61,379)	(33,900)

Related party	12.31.2023	06.30.2023	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	476	1,620	Corporate services receivable	Trade and other receivables
	-	525	Reimbursement of expenses receivable	Trade and other receivables
	(386)	(6)	Reimbursement of expenses to pay	Trade and other payables
	(533)	(420)	Non-convertible notes	Borrowings
	-	54	Right of use assets	Right of use assets
	-	(48)	Leases	Lease liabilities
	3	6	Share-based payments	Trade and other receivables
Brasilagro	(133)	(192)	Rentals and services received	Trade and other payables
	-	85	Dividends receivable	Trade and other receivables
	28	212	Debtors for sales, rentals and services	Trade and other receivables
Helmir S.A.	(55,548)	(27,870)	Borrowings	Borrowings
	-	1	Debtors for sales, rentals and services	Trade and other receivables
	(9)	(6)	Rentals and services received	Trade and other payables
	(4,781)	(3,136)	Other payables	Trade and other payables
FyO Acopio S.A.	-	881	Debtors for sales, rentals and services	Trade and other receivables
	(144)	-	Rentals and services received	Trade and other payables
	-	117	Dividends receivable	Trade and other receivables
Amauta Agro S.A.	2	5	Debtors for sales, rentals and services	Trade and other receivables
Futuros y Opciones.Com S.A.	2,233	1,060	Brokerage operations receivable	Trade and other receivables
	3,886	526	Dividends receivable	Trade and other receivables
	(399)	(13)	Advanced payments received	Trade and other payables
Total subsidiaries	(55,305)	(26,599)
Tyrus S.A.	1	-	Rentals and services received	Trade and other payables
Fibesa S.A.U.	(225)	(446)	Non-convertible notes	Borrowings
Agropecuaria Acres del Sud	2	1	Debtors for sales, rentals and services	Trade and other receivables
Total subsidiaries of the subsidiaries	(222)	(445)
Consultores Asset Management S.A.	(1)	-	Rentals and services received	Trade and other payables
	(5,638)	(6,461)	Management fee payables	Trade and other payables
Agrofy S.A.	8	9	Debtors for sales, rentals and services	Trade and other receivables
	(20)	(13)	Rentals and services received	Trade and other payables
Agrofy Pay SAU	3	-	Debtors for sales, rentals and services	Trade and other receivables
Ombú Agropecuaria S.A.	(40)	(26)	Rentals and services received	Trade and other payables
BHN Seguros Generales S.A.	(155)	(102)	Non-convertible notes	Borrowings
Fundación Museo de los Niños	4	9	Debtors for sales, rentals and services	Trade and other receivables
BHN Vida S.A.	(1)	(266)	Non-convertible notes	Borrowings
San Bernardo de Córdoba	1	-	Debtors for sales, rentals and services	Trade and other receivables
Estudio Zang, Bergel y Viñes	(7)	-	Legal services	Trade and other payables
Total other related parties	(5,846)	(6,850)
Inversiones Financieras del Sur S.A.	-	41	Loans granted	Trade and other receivables
Total parent company	-	41
Directors and Senior Management	-	(33)	Reimbursement of expenses receivable	Trade and other receivables
	(6)	(14)	Directors' fees	Trade and other payables
Total directors and senior management	(6)	(47)
Total	(61,379)	(33,900)

Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2023 and 2022:

Related party	12.31.2023	12.31.2022	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(55)	(106)	Leases and/or rights of use
	(173)	(810)	Financial operations
	2,867	2,054	Corporate services
Futuros y Opciones.Com S.A.	(75)	(65)	Purchase of goods and/or services
	8	7	Supplies and labor
	(22)	(16)	Corporate services
Brasilagro	102	5	Administration fees
Amauta Agro S.A.	-	203	Purchase of goods and/or services
	11	16	Administration fees
FyO Acopio S.A.	(136)	(855)	Purchase of goods and/or services
	3	4	Administration fees
	2	3	Financial operations
Helmir S.A.	(13,899)	2,107	Financial operations
Total subsidiaries	(11,367)	2,547
Tyrus S.A.	-	415	Financial operations
Panamerican Mall S.A.	-	(77)	Financial operations
Fibesa S.A.U.	68	45	Financial operations
Total subsidiaries of the subsidiaries	68	383
Uranga Trading S.A.	653	449	Income from agricultural sales and services
Total associates	653	449
Estudio Zang, Bergel & Viñes	(36)	(38)	Legal services
Consultores Asset Management S.A.	(5,638)	(3,807)	Administration fees
BNH Vida S.A.	(36)	13	Financial operations
BHN Seguros Generales S.A.	(54)	-	Financial operations
Hamonet S.A.	(4)	(5)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(9)	(12)	Leases and/or rights of use
Agrofy S.A.	5	2	Administration fees
Agrofy Pay SAU	13	-	Administration fees
Other related parties	(5,759)	(3,847)
Directors	(158)	(153)	Compensation of Directors
Senior Management	(43)	(61)	Fees
Total Directors y Senior Management	(201)	(214)
Inversiones Financieras del Sur S.A.	(1)	40	Financial operations
Total parent company	(1)	40
Total	(16,607)	(642)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2023 and 2022:

Related party	12.31.2023	12.31.2022	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	49,145	10,441	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas	380	268	Dividends received
Agro-Uranga S.A.	-	417	Dividends received
Uranga Trading S.A.	-	69	Dividends received
Futuros y Opciones.Com S.A.	1,748	1,398	Dividends received
Total dividends received	51,273	12,593

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries and associates
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

Cresud Sociedad Anónima,
 Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 12.31.2023	Total as of 12.31.2022
Beginning of the period	16,551	21,859	-	38,410	48,028
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	428	-	-	428	(5,630)
Changes in the net realizable value of agricultural products after harvest	-	6,492	-	6,492	1,339
Increase due to harvest	-	17,027	-	17,027	14,076
Acquisitions and classifications	1,345	15,631	-	16,976	12,114
Consume	(23)	(9,477)	-	(9,500)	(10,086)
Expenses incurred	4,499	-	464	4,963	4,229
Inventories	(20,017)	(37,436)	-	(57,453)	(38,966)
Cost as of 12.31.2023	2,783	14,096	464	17,343	-
Cost as of 12.31.2022	4,156	20,772	176	-	25,104

(1)
Corresponds to breeding cattle movements and other cattle.

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2023 and June 30, 2023 are as follows:

Items (1)	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 12.31.2023	Total as of 06.30.2023
Assets
Trade and other receivables
US Dollar	4.51	805.45	3,631	845
Receivables with related parties:
US Dollar	0.01	808.45	7	87
Total trade and other receivables			3,638	932

Derivative financial instruments
US Dollar	0.36	805.45	18	71
Total Derivative financial instruments			18	71

Cash and cash equivalents
US Dollar	2.92	805.45	2,353	1,244
Total Cash and cash equivalents			2,353	1,244

Liabilities
Trade and other payables
US Dollar	30.27	808.45	24,475	9,372
Trade and other payables with related parties:
US Dollar	6.31	808.45	5,104	3,284
Uruguayan Pesos	0.55	9.12	5	-
Bolivian Pesos	0.79	50.69	40	27
Brazilian Reais	0.08	178.00	14	192
Total trade and other payables			29,638	12,875

Derivative financial instruments
US Dollar	0.01	808.45	6	31
Total derivative instruments			6	31

Lease Liabilities
US Dollar	1.06	808.45	853	-
Lease Liabilities with related parties:
US Dollar	-	-	-	48
Total Lease Liabilities			853	48

Borrowings
US Dollar	256.53	808.45	207,392	157,255
Borrowings with related parties:
US Dollar	69.56	808.45	56,237	28,658
Total Borrowings			263,629	185,913

(1)
Considering foreign currencies those that differ from the Group’s functional currency at each period / year.
(2)
Exchange rate as of December 31, 2023 according to Banco Nación Argentina records.

 Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Buenos Aires Province. Av. Fleming 2190, Munro, Buenos Aires Province. Carlos Pellegrini 1401, Avellaneda, Buenos Aires Province.

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires.
Pedro de Mendoza 2143, Autonomous City of Buenos Aires.
Saraza 6135, Autonomous City of Buenos Aires.
Azara 1245, Autonomous City of Buenos Aires. Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Buenos Aires Province. Cañada de Gomez 3825, Autonomous City of Buenos Aires.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of ARS 75,479, whose treatment is under consideration by the Board of Directors and the respective Management.

31.
Other relevant events of the period

See Note 31 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at December 31, 2023, the unaudited condensed interim separate statements of income and other comprehensive income for the six month period and three month period ended December 31, 2023, the interim separate statement of changes in shareholders’ equity and of cash flows for the six-month period then ended, and selected explanatory notes.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the unaudited condensed interim Separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of December 2023;

c)
at December 31, 2023 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 237,887,661, which is not due at that date.

Autonomous City of Buenos Aires, February 8, 2024

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(In ARS million)	6M 24	6M 23	YoY Var
Revenues	204,745	210,149	(2.6)%
Costs	(116,197)	(123,626)	(6.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(377)	(7,765)	(95.1)%
Changes in the net realizable value of agricultural produce after harvest	6,924	1,423	386.6%
Gross profit	95,095	80,181	18.6%
Net gain from fair value adjustment on investment properties	139,697	(89,946)	-
Gain from disposal of farmlands	4,223	1,761	139.8%
General and administrative expenses	(16,204)	(20,671)	(21.6)%
Selling expenses	(16,298)	(13,471)	21.0%
Other operating results, net	5,510	(6,857)	-
Management Fee	(5,638)	(3,807)	48.1%
Result from operations	206,385	(52,810)	-
Depreciation and Amortization	11,464	12,023	(4.6)%
Rights of use installments	(4,845)	(4,652)	4.1%
EBITDA (unaudited)	213,004	(45,439)	-
Adjusted EBITDA (unaudited)	79,677	54,913	45.1%
Loss from joint ventures and associates	19,873	2,528	686.1%
Result from operations before financing and taxation	226,258	(50,282)	-
Financial results, net	(66,368)	27,395	(342.3)%
Result before income tax	159,890	(22,887)	-
Income tax expense	(37,685)	82,794	(145.5)%
Result for the period	122,205	59,907	104.0%

Attributable to
Equity holder of the parent	48,800	32,929	48.2%
Non-controlling interest	73,405	26,978	172.1%

Consolidated revenues decreased during the first half of fiscal year 2024 by 2.6%, compared to the same period of fiscal year 2023, while Adjusted EBITDA grew by 45.1% during the same period. Agribusiness segments adjusted EBITDA was ARS 23,857 million, 39.3% higher than in the same period of 2023, mainly due to higher farmland sales. The urban properties and investments business (through IRSA) adjusted EBITDA was ARS 63,262 million.

The net result for the first semester of fiscal year 2024 registered a gain of ARS 122,205 million, a 104.0% higher than the registered in the same period of 2023. This higher result is mainly explained by the gain in from changes in fair value of investment properties in the urban properties and investment business.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Description of Operations by Segment

6M 2024	Agribusiness	Urban Properties and Investments	Total	6M 24 vs. 6M 23
Revenues	103,563	84,304	187,867	(2.4)%
Costs	(83,400)	(14,866)	(98,266)	(5.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(642)	-	(642)	(92.0)%
Changes in the net realizable value of agricultural produce after harvest	6,924	-	6,924	386.6%
Gross profit	26,445	69,438	95,883	17.7%
Net gain from fair value adjustment on investment properties	955	139,883	140,838	-
Gain from disposal of farmlands	4,223	-	4,223	139.8%
General and administrative expenses	(9,350)	(7,042)	(16,392)	(21.6)%
Selling expenses	(10,519)	(5,763)	(16,282)	15.6%
Other operating results, net	7,281	(1,842)	5,439	-
Result from operations	19,035	194,674	213,709	-
Share of profit of associates	(55)	18,970	18,915	394.0%
Segment result	18,980	213,644	232,624	-

6M 2023	Agribusiness	Urban Properties and Investments	Total
Revenues	114,924	77,591	192,515
Costs	(90,951)	(13,479)	(104,430)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(8,012)	-	(8,012)
Changes in the net realizable value of agricultural produce after harvest	1,423	-	1,423
Gross profit	17,384	64,112	81,496
Net gain from fair value adjustment on investment properties	279	(92,383)	(92,104)
Gain from disposal of farmlands	1,761	-	1,761
General and administrative expenses	(8,390)	(12,517)	(20,907)
Selling expenses	(10,030)	(4,057)	(14,087)
Other operating results, net	2,656	(9,610)	(6,954)
Result from operations	3,660	(54,455)	(50,795)
Share of profit of associates	(1,580)	5,409	3,829
Segment result	2,080	(49,046)	(46,966)

2024 Campaign

The 2024 campaign is advancing with better weather conditions in the region and particularly in Argentina, which experienced one of its worst historical droughts last seasons. Although the country experienced a lack of rain at the beginning of the campaign and last January, we project very good production levels for the company, in line with Argentina, which estimates a soybean production of 50 million tons and corn of 55 million tons. International commodity prices and input costs have been correcting compared to last season. We will apply the best agricultural practices to achieve high yields and increase margins per hectare.

Our Portfolio

During the second quarter of fiscal year 2024, our portfolio under management consisted of 745,047 hectares, of which 310,466 hectares are productive and 434,581 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Breakdown of Hectares

Own and under Concession(*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	71,817	140,405	318,346	530,568
Brazil	60,780	10,519	74,584	145,883
Bolivia	7,925	-	1,950	9,875
Paraguay	14,865	4,155	39,701	58,721
Total	155,387	155,079	434,581	745,047
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased(*)

	Agricultural	Cattle	Other	Total
Argentina	45,396	10,896	-	56,292
Brazil	51,013	700	7,380	59,093
Bolivia	1,065			1,065
Total	97,474	11,596	7,380	116,450
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	6M 24	6M 23	YoY Var
Revenues	-	-	-
Costs	(66)	(84)	(21.4)%
Gross loss	(66)	(84)	(21.4)%
Net gain from fair value adjustment on investment properties	955	279	242.3%
Gain from disposal of farmlands	4,223	1,761	139.8%
General and administrative expenses	(16)	(12)	33.3%
Selling expenses	(39)	(12)	225.0%
Other operating results, net	5,575	3,429	62.6%
Profit from operations	10,632	5,361	98.3%
Segment profit	10,632	5,361	98.3%
EBITDA	10,643	5,383	97.7%
Adjusted EBITDA	9,688	5,104	89.8%

Segment profit increased by ARS 5,269 million, mainly explained by the fractions sold and the valuation of accounts receivable in the current period for the sale of agreed soybean farms (included in Other Operating Results), from Brazil.

On October 6, 2023, the Company informs that it has sold a 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, located in the Province of Salta, Argentina, keeping the ownership of approximately 235,300 hectares of the property.

The total amount of the operation was set at USD 2.3 million, of which USD 0.9 million has been collected to date. The remaining balance of USD 1.4 million, guaranteed with a mortgage on the property, will be collected in 2 installments, the first of USD 0.27 million in September 2024 and the remainder of USD 1.13 million in September 2025.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

The book value of the fraction sold was ARS 119.2 million and the gain from the operation, which will be recognized in the company's financial statements for the second quarter of fiscal period 2024, amounts to the approximate sum of ARS 722.9 million.

Likewise, on December 15, 2023,the company sold and transferred a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina.

The total amount of the operation was set at USD 3.75 million (USD 7,500 per hectare), of which USD 2,812,500 has been collected to date. The remaining balance of USD 937,500, secured with a mortgage, will be collected as follows: USD 468,750 on December 13, 2024, and USD 468,750 on December 12, 2025. The accounting profit from the operation amounts to the approximate sum of ARS 2,629 million.

After this transaction, the company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

II)
Agricultural Production

The result of the Farming segment went from a ARS 12,366 million loss during the first semester of fiscal year 2023 to a ARS 2,519 million gain during the same period of the fiscal year 2024.

in ARS million	6M 24	6M 23	YoY Var
Revenues	70,498	76,043	(7.3)%
Costs	(62,914)	(68,651)	(8.4)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(642)	(8,012)	(92.0)%
Changes in the net realizable value of agricultural produce after harvest	6,924	1,423	386.6%
Gross profit	13,866	803	1,626.8%
General and administrative expenses	(5,173)	(4,310)	20.0%
Selling expenses	(7,476)	(7,184)	4.1%
Other operating results, net	302	(1,427)	-
Results from operations	1,519	(12,118)	-
Results from associates	1,000	(248)	-
Segment results	2,519	(12,366)	-
EBITDA	5,592	(7,330)	-
Adjusted EBITDA	5,212	(529)	-

II.a) Crops and Sugarcane

Crops

in ARS million	6M 24	6M 23	YoY Var
Revenues	42,366	50,034	(15.3)%
Costs	(39,562)	(44,318)	(10.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	368	(1,784)	-
Changes in the net realizable value of agricultural produce after harvest	6,745	1,398	382.5%
Gross profit	9,917	5,330	86.1%
General and administrative expenses	(3,702)	(2,930)	26.3%
Selling expenses	(6,129)	(6,260)	(2.1)%
Other operating results, net	400	(2,420)	-
Profit from operations	486	(6,280)	-
Results from associates	993	(245)	-
Activity Profit	1,479	(6,525)	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Sugarcane

in ARS million	6M 24	6M 23	YoY Var
Revenues	19,691	18,466	6.6%
Costs	(16,370)	(17,984)	(9.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	(766)	249	(407.0)%
Gross profit	2,555	731	249.5%
General and administrative expenses	(799)	(782)	2.2%
Selling expenses	(733)	(411)	78.3%
Other operating results, net	60	900	(93.3)%
Profit from operations	1,083	438	147.3%
Activity profit	1,083	438	147.3%

Operations

Production Volume (1)	6M 24	6M 23	6M 22	6M 21	6M 20
Corn	226,709	159,712	231,058	185,889	286,685
Soybean	7,499	13,760	10,559	10,079	14,077
Wheat	24,495	22,696	33,615	35,029	35,590
Sorghum	3,161	2,066	2,725	795	3,229
Sunflower	177	(7)	232	-	(1)
Cotton	14,676	3,353	3,094	6,818	3,237
Other	10,138	6,939	5,860	3,298	3,840
Total Crops (tons)	286,855	208,519	287,143	241,908	346,657
Sugarcane (tons)	1,305,064	1,287,194	1,532,990	1,679,465	1,634,521
(1)
Includes Brasilagro. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	6M24			6M23			6M22			6M21		6M20
Sales (1)	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total	M.L	M.E	Total
Corn	152.4	94.4	246.8	153.8	84.4	238.2	193.8	65.3	259.1	218.9	70.0	288.9	238.4	54.3	292.7
Soybean	22.1	34.9	57.0	47.9	15.5	63.4	83.7	50.3	134.0	84.8	23.3	108.1	117.0	42.3	159.3
Wheat	6.8	-	6.8	8.4	-	8.4	12.0	1.0	13.0	15.9	1.3	17.2	19.7	-	19.7
Sorghum	2.8	-	2.8	12.1	-	12.1	21.4	-	21.4	-	-	-	-	-	-
Sunflower	2.0	-	2.0	0.7	-	0.7	0.3	-	0.3	-	-	-	5.8	-	5.8
Cotton	9.9	1.2	11.1	5.0	-	5.0	3.8	-	3.8	2.6	-	2.6	1.8	1.4	3.2
Others	6.4	-	6.4	6.0	-	6.0	5.6	1.2	6.8	3.3	1.0	4.3	2.1	-	2.1
Total Crops (thousands of tons)	202.4	130.5	332.9	234.0	99.9	333.9	320.6	117.8	438.4	325.5	95.6	421.1	384.8	98.0	482.8
Sugarcane (thousands of tons)	1,305.1	-	1,305.1	1,161.0	-	1,161.0	1,387.7	-	1,387.7	1,560.3	-	1,560.3	1,414.6	-	1,414.6
(1)
Includes BrasilAgro. Excludes Agro-Uranga S.A

The Grains activity presented a positive variation by ARS 8,004 million, from a ARS 6,525 million loss during the first semester of fiscal year 2023 to a ARS 1,479 million gain during the same period of fiscal year 2024, mainly because of:

●
A gain in the productive result in Argentina due to the diversion in 22-23 Corn Campaign due to a greater volume of tons obtained compared to a negative result in the 21-22 Campaign due to lower yields, higher direct costs and prices lower than projected.

●
Offset by a lower holding result in Brazil from soybeans due to a lower planted area and a drop in prices.

●
Better results in the wheat and barley harvest compared to the same period of fiscal year 2023, due to the impact of the drought in the previous campaign.

●
A higher gain in the holding result in Argentina, due to better prices performance in pesos against inflation compared with the same period of fiscal year 2023.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

The result of the Sugarcane activity increased by ARS 645 million, from a gain of ARS 438 million in the first semester of fiscal year 2023 to a gain of ARS 1,083 million in the same period of 2024. This is mainly due to an improvement in the result from sales due to a greater volume sold, partially offset by lower productive results in Brazil due to lower prices.

Area in Operation (hectares) (1)	As of 12/31/22	As of 12/31/22	YoY Var
Own farms	121,258	113,958	6.4%
Leased farms	119,054	121,071	(1.7)%
Farms under concession	22,349	22,407	(0.3)%
Own farms leased to third parties	21,380	27,975	(23.6)%
Total Area Assigned to Production	284,041	285,411	(0.5)%
(1)
Includes Agro-Uranga.

II.b) Cattle Production

Production Volume	6M24	6M23	6M22	6M21	6M20
Cattle herd (tons)(1)	4,496	4,273	3,575	4,543	5,354
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	6M 24		6M 23			6M 22			6M 21			6M 20
Sales (1)	D.M F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	6.3	6.3	5.2	-	5.2	6.2	-	6.2	8.5	-	8.5	9.3	-	9.3
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	6M 24	6M 23	YoY Var
Revenues	6,378	5,861	8.8%
Costs	(5,013)	(5,315)	(5.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	(244)	(6,477)	(96.2)%
Changes in the net realizable value of agricultural produce after harvest	179	25	616.0%
Gross Profit	1,300	(5,906)	-
General and administrative expenses	(493)	(386)	27.7%
Selling expenses	(450)	(395)	13.9%
Other operating results, net	(126)	81	(255.0)%
Result from operations	231	(6,606)	-
Results from associates	7	-3	-
Activity Result	238	(6,609)	-

Area in operation – Cattle (hectares) (1)	As of 12/31/23	As of 12/31/22	YoY Var
Own farms	68,013	68,456	(0.6)%
Leased farms	10,896	10,896	0.0%
Farms under concession	2,696	2,604	3.5%
Own farms leased to third parties	70	70	0.0%
Total Area Assigned to Cattle Production	81,675	82,026	(0.4)%
(1) Includes Agro-Uranga, Braziland Paraguay,

Stock of Cattle Heard	As of 12/31/23	As of 12/31/22	YoY Var
Breeding stock	70,265	72,001	(2.4)%
Winter grazing stock	10,588	6,509	62.7%
Sheep stock	15,917	14,145	12.5%
Total Stock (heads)	96,770	92,655	4.4%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

The result of the Cattle activity increase by ARS 6,847 million, from a ARS 6,609 million loss during the first semester of fiscal year 2023 to a ARS 238 million gain in the same period of fiscal year 2024, mainly explained by a positive variation from production result due to a better price performance compared to inflation and a greater gain in the sales result, due to an increase in average prices despite a lower number of heads sold.

II.c) Agricultural Rental and Services

In ARS Million	6M 24	6M 23	YoY Var
Revenues	2,063	1,682	22.7%
Costs	(1,969)	(1,034)	90.4%
Gross profit	94	648	(85.5)%
General and Administrative expenses	(179)	(212)	(15.6)%
Selling expenses	(164)	(118)	39.0%
Other operating results, net	(32)	12	-
Result from operations	(281)	330	-
Activity Result	(281)	330	-

The result of the activity was decreased by ARS 611 million, from a ARS 330 million gain in the first semester of fiscal year 2023 to a ARS 281 million gain in the same period of 2024.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment decreased by ARS 3,677 million, going from a gain of ARS 10,715 million for the first semester of fiscal year 2023 to a ARS 7,038 million gain for the same period of fiscal year 2024, mainly due to a lower profit on futures and options operations, on grain brokerage commissions and on stockpiling and consignment operations, as well as a higher selling and administrative expenses partially offset by a higher gain on the sale of inputs.

In ARS Million	6M 24	6M 23	YoY Var
Revenues	33,065	38,881	(15.0)%
Costs	(20,420)	(22,216)	(8.1)%
Gross profit	12,645	16,665	(24.1)%
General and administrative expenses	(2,952)	(2,438)	21.1%
Selling expenses	(3,004)	(2,834)	6.0%
Other operating results, net	1,404	654	114.7%
Profit from operations	8,093	12,047	(32.8)%
Profit from associates	(1,055)	(1,332)	(20.8)%
Segment Profit	7,038	10,715	(34.3)%
EBITDA	8,711	12,377	(29.6)%
Adjusted EBITDA	8,957	12,553	(28.6)%

IV) Corporate Segment

The negative result went from ARS 1,630 million in the first semester of the fiscal year 2023 to a ARS 1,209 million in the same period of fiscal year 2024.

In ARS Million	6M 24	6M 23	YoY Var
General and administrative expenses	(1,209)	(1,630)	(25.8)%
Loss from operations	(1,209)	(1,630)	(25.8)%
Segment loss	(1,209)	(1,630)	(25.8)%
EBITDA	(1,209)	(1,614)	(25.1)%
Adjusted EBITDA	(1,209)	(1,614)	(25.1)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Urban Properties And Investments Business (through our subsidiary Irsa Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2023, our direct and indirect equity interest in IRSA was 57.16% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	6M 24	6M 23	Var a/a
Revenues	101,416	96,079	5.6%
Results from operations	192,936	(52,792)	-
EBITDA	196,641	(52,102)	-
Adjusted EBITDA	63,262	43,710	44.7%
Segment results	213,644	(49,046)	-

Consolidated revenues from sales, rentals and services increased by 5.6% during the first semester of fiscal year 2024 compared to the same period of 2023. Adjusted EBITDA reached ARS 63,262 million, 44.7% higher than in the same period of previous fiscal year, mainly due to higher sales of investment properties.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness as of December 31, 2023:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	19.8	Variable	< 360 days
Series XXXIX	ARS	6.3	Variable	feb-23
Series XXXIV	USD	12.2	6.99%	jun-24
Series XXXIII	USD	6.4	6.99%	jul-24
Series XXXV	USD	31.4	3.50%	sep-24
Series XLI	ARS	5.1	Variable	oct-24
Series XXXVI	USD	40.6	2.00%	feb-25
Series XXXVII	USD	24.4	5.50%	mar-25
Series XXXVIII	USD	70.4	8.00%	mar-26
Series XLII	USD	30.0	0.00%	may-26
Series XL	USD	38.2	0.00%	dic-26
Other debt		32.0	-	-
CRESUD’s Total Debt (3)	USD	316.8
Cash and cash equivalents (3)	USD	29.0
CRESUD’s Net Debt	USD	287.8
Brasilagro’s Total Net Debt	USD	95.8
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 808.45 ARS/USD and 4.818 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	41.6	Floating	< 360 days
Series XI	USD	12.8	5.0%	Mar-24
Series XII (3)	ARS	26.1	Floating	Mar-24
Series XIII	USD	22.2	3.9%	Aug-24
Series XV	USD	61.7	8.0%	Mar-25
Series XVI	USD	28.3	7.0%	Jul-25
Series XVII	USD	25.0	5.0%	Dic-25
Series XIV	USD	159.1	8.75%	Jun-28
IRSA’s Total Debt	USD	376.8
Cash & Cash Equivalents + Investments (2)	USD	137.1
IRSA’s Net Debt	USD	239.7
(1)
Principal amount in USD (million) at an exchange rate of ARS 808.45/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3) On January 5, 2024, Series XII was fully redeemed.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Dec-23	Dec-22	Dec-21	Dec-20	Dec-19
Current assets	609,727	429,886	453,338	365,895	2,417,881
Non-current assets	2,084,006	1,792,328	2,023,651	2,138,140	4,420,123
Total assets	2,693,733	2,222,214	2,476,989	2,504,035	6,838,004
Current liabilities	516,221	428,210	372,350	621,644	1,655,322
Non-current liabilities	1,035,028	868,843	1,187,301	1,043,699	4,140,093
Total liabilities	1,551,249	1,297,053	1,559,651	1,665,343	5,795,415
Total capital and reserves attributable to the shareholders of the controlling company	474,903	387,693	336,149	274,820	186,365
Minority interests	667,581	537,468	581,189	563,872	856,224
Shareholders’ equity	1,142,484	925,161	917,338	838,692	1,042,589
Total liabilities plus minority interests plus shareholders’ equity	2,693,733	2,222,214	2,476,989	2,504,035	6,838,004

Comparative Summary Consolidated Statement of Income Data

In ARS million	Dec-23	Dec-22	Dec-21	Dec-20	Dec-19
Gross profit	95,095	80,181	88,826	52,562	117,821
Profit from operations	206,385	(52,810)	205,921	82,019	55,717
Results from associates and joint ventures	19,873	2,528	377	(4,466)	(9,137)
Profit from operations before financing and taxation	226,258	(50,282)	206,298	77,553	46,580
Financial results, net	(66,368)	27,395	50,535	(8,414)	(118,736)
Profit before income tax	159,890	(22,887)	256,833	69,139	(72,156)
Income tax expense	(37,685)	82,794	(26,139)	(37,718)	(18,731)
Result of the period of continuous operations	122,205	59,907	230,694	31,421	(90,887)
Result of discontinued operations after taxes	-	-	-	(61,291)	100,933
Result for the period	122,205	59,907	230,694	(29,870)	10,040
Controlling company’s shareholders	98,388	30,161	99,034	(39,240)	(33,224)
Non-controlling interest	162,106	21,624	58,576	(47,767)	97,816

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Dec-23	Dec-22	Dec-21	Dec-20	Dec-19
Net cash generated by operating activities	48,767	(1,155)	62,904	29,771	242,633
Net cash generated by investment activities	54,287	17,131	44,908	463,041	169,328
Net cash used in financing activities	(112,495)	(102,913)	(117,858)	(418,027)	(599,401)
Total net cash generated during the fiscal period	(9,441)	(86,937)	(10,046)	74,785	(187,440)

Ratios

In ARS million	Dec-23	Dec-22	Dec-21	Dec-20	Dec-19
Liquidity (1)	1.181	1.004	1.218	0.589	1.461
Solvency(2)	0.736	0.713	0.588	0.504	0.180
Restricted capital (3)	0.774	0.807	0.817	0.854	0.646
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

October 2023: General Ordinary and Extraordinary Shareholders’ Meeting

On October 5, 2023, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 22,000 million as cash dividends and a dividend in kind through the delivery of 22,090,627 shares of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (“IRSA”) owned by the Company as of the date of the Shareholders’ Meeting.

●
Distribution of 5,791,355 of own shares of 1 vote per share and NV ARS 1.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2023

On October 12, 2023, the Company distributed among its shareholders the cash dividend in an amount of ARS 22,000,000,000 and a dividend in kind through the delivery of 22,090,627 shares of IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (“IRSA”) owned by the Company, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75, charged to the fiscal year ended June 30, 2023, equivalent to  3,743.644234382% for the cash dividend and 2,423.657698% for the dividend in kind, of the stock capital, an amount per share of ARS 88.4687833212 (ARS 10 par value) and an amount per ADS of ARS 884,687833212.

On the same day, the Company distributed own shares, the distribution of the shares constitutes 0.0098548967 shares per ordinary share and 0.098548967 per ADS, a percentage of 0.98548967% of the stock capital of 587,662,679 shares and V$N 1, net of treasury shares.

The cash dividend, the dividend in kind, as well as the treasury shares distribution among ADS holders, have been delayed due to the exchange and securities restrictions in force in Argentina. On October 20, 2023, the Company deposited the amount corresponding to the cash dividend in the mutual fund called “Super Ahorro $” managed by Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., to preserve the value of the dividend in Argentinean pesos. On December 12, 2023, the Company transferred the funds to the Depositary Bank of New York, fulfilling its obligation to pay dividends and leaving in the hands of the Depositary the completion of the process with the distribution to the holders.

After the end of the period, on January 29, 2024, once the corresponding administrative processes had been completed, the distribution of treasury shares was carried out among ADS holders. Likewise, on February 5, 2024,

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

the Depositary paid the cash dividend for a net amount per ADS of USD 0.370747, including the yield of the “Super Ahorro $” fund, and on February 6, 2024, the distribution of the dividend in kind in IRSA shares was completed, corresponding 0.03759066 GDS of IRSA for each ADS of CRESUD.

The aforementioned corresponds to the payment of dividends to foreign holders, the dividends to local holders were canceled on October 12, 2023. According to this, at the end of this period, the liability "Dividends payable" included in the item “Commercial Debts and Other Debts” amounts to ARS 11,623 million and corresponds to the portion of dividends that were paid during the month of February 2024.

October 2023: Warrants – Post dividends distribution

On September 27, 2023, the Company reported that due to the cash dividend and own shares distributed to the shareholders, The terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Amount of shares to be issued per warrant:

●
Ratio previous to the adjustment: 1.1232 (Nominal Value ARS 1)

●
Ratio after the adjustment (current): 1.2548 (Nominal Value ARS 1)

 Warrant exercise price per new share to be issued:

●
Price previous to the adjustment: USD 0.5036 (Nominal Value ARS 1)

●
Price after the adjustment (current): USD 0.4508 (Nominal Value ARS 1)

November, December 2023& January 2024: Shares Buyback Program –Extension, price modification & completion

On November 6, 2023, the Board of Directors has resolved to extend the term of the shares repurchase program for up to ARS 4,000 million approved on November 11, 2022, for an additional period of 180 days, and on November 29, 2023, the Board of Directors has resolved to modify the acquisition price of its own shares, establishing a maximum value of USD 11.00 per GDS and up to a maximum value in pesos of ARS 1,320 per share, maintaining the remaining terms and conditions duly communicated.

Likewise, on January 18, 2024, the Company completed the shares buyback program, having acquired the equivalent of 13,474,104 ordinary shares, which represent approximately 99.94% of the approved program and 2.27% of the outstanding shares.

November 2023: Warrants Exercise

In the month of November 2023, certain warrants holders have exercised their right to acquire additional shares and 720,912 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 324,987.13 have been collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 593,454,045 to 594,174,957, and the new number of outstanding warrants decreased from 88,236,618 to 87,662,070.

January 2024: Local Bond Issuance – Series XLIII & XLIV Notes

On January 17, 2023, Cresud issued Notes on the local market for a total amount of USD 64 million through the following instruments:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

●
Series XLIII: Denominated and payable in Argentine pesos for ARS 19,886 million at a variable interest rate BADLAR plus 0% spread, with quarterly interests’ payments. The Capital amortization will be 100% at maturity, on January 17, 2025. The issuance price was 100.0% of the nominal value.

●
Series XLIV: Denominated in dollars for USD 39.8 million,with 6% interest rate and semiannual interests’ payments. The Capital amortization will be in three installments: 33% on October 4, 2025, 33%on January 4, 2026, and 34% at maturity, on May 4, 2026. The issuance price was 100.0%.

The funds were mainly used to refinance short-term liabilities and/or working capital, as defined in the issuance documents.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2023	2022
Result for the period	122,205	59,907
Income tax expense	37,685	(82,794)
Net financial results	66,368	(27,395)
Share of profit of associates and joint ventures	(19,873)	(2,528)
Depreciation and amortization	11,464	12,023
Rights of use installments	(4,845)	(4,652)
EBITDA (unaudited)	213,004	(45,439)
Gain from fair value of investment properties, not realized - agribusiness	(955)	(279)
Gain from fair value of investment properties, not realized - Urban Properties Business	(138,742)	90,225
Realized sale – Real Estate	14,152	3,429
Initial recognition and changes in fair value of biological assets	198	(1,638)
Realized initial recognition and changes in fair value of biological assets	(332)	8,615
Others (recovery of provision)	(7,648)	-
Adjusted EBITDA (unaudited)	79,677	54,913

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of December 31, 2023

Brief comment on prospects for the fiscal year

The 2024 campaign is advancing with better weather conditions in the region and particularly in Argentina, which experienced one of its worst historical droughts last seasons. Although the country experienced a lack of rain at the beginning of the campaign and last January, we project very good production levels for the company, in line with Argentina, which estimates a soybean production of 50 million tons and corn of 55 million tons.

International commodity prices have been correcting compared to last season, mainly explained by the growth in supply from South America, waiting for demand to be reactivated. Regarding input costs, they are still at high levels, but are expected to adjust in line with grain prices. We will apply the best agricultural practices to achieve high yields and increase margins per hectare.

Regarding livestock activity, a significant improvement in prices has been observed in Argentina, which, added to the good weather conditions of the campaign, predicts positive results for this activity with good levels of meat production. We will continue to concentrate our production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil with a focus on improving productivity, controlling costs and working efficiently to achieve the highest possible operating margins.

On the real estate segment, we have been observing an upward trend in land prices worldwide that has not been replicated in Argentina and we are beginning to see greater interest in our assets in the country. As part of our business strategy, we will continue selling the farms that have reached their maximum level of appreciation in the region, hoping that Brazil maintains its liquidity and firm prices, and Argentina increases the number of transactions, with competitive valuations.

Our agricultural commercial services business, through FyO, plans to continue growing in the commercialization of grains, continue with the digital transformation of the company and advance in the regionalization of the input business in Brazil, Paraguay, Bolivia and Peru with the objective of increase sales and margins. For its part, Agrofy, the online agricultural platform, will focus on the profitability of the different categories and main clients. We will continue to achieve synergies with FyO in the development of commercial agreements with clients and giving visibility to our portfolio through the Marketplace.

The urban property and investment business, which we own through IRSA, has been recording very good results in all its rental segments and distributing high dividends. Although the economic context is challenging looking ahead to the coming quarters in terms of shopping mall sales and visitors, we trust in the quality of the portfolio and in the management's ability to adapt to changes in the context and continue offering the best proposals to its tenants and visitors.

During fiscal year 2024, we will continue working on the reduction and efficiency of the cost structure. At the same time we will continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other instruments that be useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with a management with many years of experience in the sector and a great track record in accessing the capital markets, will have excellent possibilities to take advantage of the best opportunities that arise in the market.

Alejandro G. Elsztain
CEO

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17